interact 08







SALISBURY BANK
enriching.

Salisbury Bancorp, Inc.
2008 annual report

Salisbury Bancorp, Inc. is the holding company for Salisbury Bank and Trust Company

contents

a message to shareholders	1
interactions	2-7
selected financial data	8
management's discussion and analysis	9
independent auditors' report	20
consolidated financial statements	21
notes to consolidated financial statements	26
market for registrant's common equity	47
board of directors and advisory board	50
officers and branch managers	51
mission statement, profile of the corporation, shareholder information	52

annual shareholders meeting:

May 27, 2009
4:00 p.m.
The Interlaken Inn
74 Interlaken Road,
Lakeville, CT 06039

attention shareholders:
we make investment interactions simple and convenient

Reinvest dividends and purchase additional Salisbury Bancorp stock with our dividend reinvestment plan:

- Reinvest automatically.
- Make additional cash purchases.
- Deposit certificates into your plan account and eliminate concern for safekeeping.
- Free reporting eliminates the need for recordkeeping.
- Sell shares through the plan.

For more information and to sign up, visit: www.salisburybank.com and click on shareholder relations.

Dear shareholder:

If there is one word that defined 2008, it would be "change." Of course change naturally occurs over the course of time, but recently, its consequence and significance in financial markets has increased exponentially.

We believe that we can best describe our approach to such change as "interaction"– with our customers, employees, community, environment and shareholders. We understand that communication, collaboration and cooperation with our stakeholders is more important now than ever, since through these interactions we can all be part of the change and the accompanying solutions that shape our future.

We are committed to regular communication and interaction with our stakeholders to keep them informed about important issues. Through personalized letters, advertising, community involvement, newsletters, our website and individual contacts, we focus on providing timely information and financial guidance on changing financial rules and regulations and market conditions, as well as common sense ways to save, borrow and invest.

Despite the challenging economic climate, we are pleased to report progress in our core business development initiatives for 2008 which indicate a promising future. Total deposits grew 8.6%, total net loans grew 11.69% and total assets grew 7.3% at December 31st compared to year end 2007. 2008 was the seventh consecutive year of increased earnings from our Trust and Wealth Advisory Division. We also purchased a beautiful site in Millerton, New York and are working on plans for our eighth full service retail office that we anticipate opening during the fourth quarter of this year.

For the twelve months ended December 31, 2008, our earnings were significantly impacted as a result of the U.S. Government placing FHLMC (Freddie Mac) into conservatorship. This action required that the Company take a $2,955,365 write-down in the third and fourth quarters. The overall tax affected impact for the year resulted in a charge to earnings of $1,950,541.

During the fourth quarter of 2008, the Bank prepaid a $19 million advance from the Federal Home Loan Bank (FHLB) of Boston at a cost of $674,173 net of tax. The Bank took such action as part of a program to restructure a portion of the Bank's wholesale borrowings. The borrowings, which were at a rate of 5.97%, have been replaced with new FHLB advances that have much lower interest rates and a revised maturity schedule. The restructuring is expected to result in a decrease in future borrowing expense which is intended to positively impact earnings per share in 2009 and future years.

The Bank continually monitors the quality of the loan portfolio to ensure that loan quality will not be sacrificed for growth or otherwise compromise the Company's objectives. The Bank did not actively participate in sub-prime lending programs, and strong risk management interaction

at Salisbury Bank, we believe your biggest gain is financial peace of mind

vision 08

policies and procedures relating to the loan portfolio have always been maintained. However, the economy is in a deep recession and the northwest corner is beginning to feel these effects. Understandably our local clientele felt the pinch of the economy during the year. The Bank's 2008 loan loss provision

> we are committed to help create positive change through constructive interactions.

expense totaled $1,279,099 compared to zero in 2007. Non-performing loans at December 31, 2008 totaled $5,174,601 or 1.71% of total loans outstanding which compares to $1,824,471 or 0.67% for the corresponding period in 2007. Net loans charged-off during 2008 totaled $1,029,968 compared to net recoveries of just under $1,000 in 2007. At December 31, 2008, the allowance for loan losses totaled $2,724,024 which represented 0.90% of total loans outstanding. In addition, total loan delinquency for the period ending December 31, 2008 was 1.74% of total loans outstanding, of which 0.25% were over 90 days delinquent. This is an improvement over year end 2007 when the total loan delinquencies were 2.13% of total loans outstanding with 90 day delinquencies of 0.58%. At December 31, 2008, Other Real Estate Owned totaled $204,534 and consisted of one property, which has since been sold.

Looking forward to 2009, the Bank remains a well-capitalized institution under FDIC guidelines with a Tier 1 risk based capital percentage of approximately 15.09% at this time. On March 13, 2009, the Company received $8,816,000 under the Capital Purchase Program of the U.S. Treasury's TARP program. This additional capital cushion will provide us with the ability to comfortably continue to fund loans in our local communities and will grow our Bank further, enhancing shareholder value. The funds can be repaid to the U.S. Treasury at any time.

The creativity, talent and determination of our management team and employees lead us to feel very good about our future as an independent community bank. Our staff understands that establishing relationships built on trust is essential to creating value today and into the future – and that philosophy of trust is what makes the difference between staff and what we call "family".

We deal best with change when we feel connected to others. At Salisbury Bank, we hope that our interactions with customers, employees, shareholders, our community and our environment ensure that our relationships are secure, strong, inspiring and most of all, enriching.

Richard J. Cantele, Jr.

John F. Perotti

leadership team:

John F. Perotti
Chairman and Chief Executive Officer, Salisbury Bancorp, Inc. and Salisbury Bank and Trust Company

Richard J. Cantele, Jr.
President and Chief Operating Officer, Salisbury Bancorp, Inc. and Salisbury Bank and Trust Company




bank notes
a quarterly newsletter of what matters most
SALISBURY BANK
In this Issue:
banking gets a green light
Invest Some Green
Cut the Paper
Find a Green Bank
CEO, John F. Perotti
WE PLEDGE TO SUPPORT SPONSOR VOLUNTEER
what's most important in uncertain times?
trust.
Diane E.R. Johnstone, Senior Vice President & Trust Officer
Trust as in Salisbury Trust Wealth Advis
& Trust Officer, I know your single top-
make sense out of this market?" It's imp
quarterly market commentary
SALISBURY BANK | enriching
saving on gas
brought to you by:
Salisbury Bank
business e-deposit
SALISBURY BANK | enriching
HSA benefits so affordable, you'll
open your mouth
and say AHHH!
CDARS
multi-million dollar
FDIC insurance
on CD investments
SALISBURY BANK
enriching



close customer relationships are our most important asset

customers

2008 interactions brought us closer to our customers

Our reaction to the economy? To reach out and give our customers what they want and need most: straight answers, clear and accurate information and open dialog. We made it our mission to help educate our customers and to guide them with the right tools and support to feel more comfortable and in control of their finances no matter what stage of life.

FDIC and CDARS

In our 160 year history, Salisbury Bank has been a strong ally to our depositors, protecting their assets with sound, proven, secure investment strategies. With this, we announced our participation in the expansion of FDIC insurance coverage up to $250,000. This protection went into effect on October 3, 2008 and will be in effect through December 31, 2009.

The Bank also participates in the FDIC's Temporary Liquidity Guarantee Program. Now, through December 31, 2009, all non-interest bearing transaction accounts, as well as NOW accounts with interest rates no higher than 0.50%, are fully guaranteed by the FDIC for the entire amount in the account. Coverage under the Transaction Account Guarantee Program is in addition to and separate from the coverage available under the FDIC's general deposit insurance rules.

We also offer additional FDIC insurance coverage to certificate of deposit holders on deposit amounts above FDIC limits through the Certificate of Deposit Account Registry Service, or CDARS®. In short, CDARS saves valuable time and money while providing maximum FDIC protection to our customers.

e-banking. easy as 1, 2, e

Visit www.salisburybank.com and you'll discover ways in which to enrich your life with enhanced e-banking products and services launched in 2008.

e-statements enrich the lives of our customers because they're easy and free and green. E-statements reduce paper because they can be viewed right in e-banking and they are available faster – no waiting for the mail. A user name and password guarantee that account information is safe and secure.

business e-deposit is a new service that allows our business customers to make deposits and process payments directly from the convenience of their office. It is now possible to make safe and secure deposits electronically, 24 hours a day, 7 days a week, even weekends. Business e-deposit saves time and money.

noteworthy and newsletters

As part of our initiative to empower our customers with the right tools and support, we've made a wealth of information available through articles and mailings covering such topics as Health Savings Accounts (HSAs), business e-deposit, identity theft, retirement, trust services and more. Bank Notes, our quarterly newsletter, delivers informative, topical and educational articles – building a green home, planning for retirement and tax saving tips, to name just a few.

Of course, we cannot discuss customer interactions without mentioning our most interactive component: www.salisburybank.com. Considered a leading source of information on products, services and financial tools, our customers can interact with us anywhere, anytime.

the key to 2008: trust

As in Salisbury Trust Wealth Advisory Services. In 2008, the single top-of-mind question may have been, "How do we make sense of this market?" It was important to help our clients to gain an understanding of the current market, to recommend that they not react in haste, and to remind them that recessions do occur from time to time in the normal course of the business cycle. 2008 was a year of challenges, changes and, yes, opportunities. And we were there to help.

In the past year, we helped guide our clients in a number of ways. We held informal breakfast seminars entitled, "How do I make sense of this market?" and answered many questions. We also kept our customers informed with a series of market updates covering such topics as: "retirement planning," "the pros and cons involved in investing for dividends during a bear market and recession," "HSAs: managing the high cost of providing health care benefits" and "the Salisbury Bank guide to creating an emergency savings fund."

"Our goal is to put our clients in the best financial position for the future. One client at a time."

– Diane E. R. Johnstone
Senior Vice President and Trust Officer

Funds may be submitted for placement only after a depositor enters in to a CDARS Deposit Placement Agreement with us. The agreement contains important information and conditions regarding the placement of funds by us. CDARS and Certificate of Deposit Account Registry Service are service marks of Promontory Interfinancial Network, LLC.


SALISBURY BANK
WE PLEDGE TO SUPPORT SPONSOR VOLUNTEER
banking above and beyond.
Salisbury Bank Employee of the Quarter
SALISBURY BANK | enriching.
Dover Plains, we have anniversary gifts for you!
pride
Journey to Enrichment — Extraordinary Service Standards
Phone Calls
Responsiveness
Impression
Demeanor
Etiquette for Correspondence
vision:
We will treat every customer as if they are our only customer.
Core Values
1. Take pride in everything you do
2. Be positive and enthusiastic
3. Be honest
4. Listen
5. Have fun
6. No whini
7. No excus
8. Be knowl
9. Accept r
10. Call it tig
even a giant redwood starts somewhere.
3.50%
24 month CD
3.25%
18 month CD

interaction

we inspire each other to be the best that we can be

employee 08

cultural transformation

A core component of our business model is to make a solid investment in our employees. Toward this end, 2008 was a year dedicated to "cultural transformation."

What this means exactly is an ongoing program of staff initiatives and incentives based on enhancing our internal interactions, which ultimately builds our level of respect for one another and pride in our work.

From entry to senior level employees, we follow a set of core values which focus on team building and customer service. We participate in programs which influence our sense of empowerment and day-to-day satisfaction. In addition, we offer ongoing training in product knowledge, as well as sales and customer relationship skills.

As a result, we are directly focused on broadening our relationships within and outside our own departments. Recognizing and celebrating achievements has given us an enriched sense of teamwork and "family." We take our vision very seriously and are always looking for ways to improve our already high level of employee satisfaction.

The interactions within our banking "family" directly influence and strengthen our customer relationships, as well as those that extend to our community. We hope to inspire each other to be the best that we can be.

< A $20 bill "ribbon" was cut to celebrate our Salisbury branch re-opening. Alice Kent, Branch Manager, donated the money to Salisbury Family Services on behalf of the Bank.

kudos to our EOQs!

Jessica Sachs (Customer Service Representative), Kimberly Lyman (Trust Client Service Associate), Sarah McGivern (Commercial Loan Processor), and Diane Palmer (Deposit Operations Manager) represent the best of the best of Salisbury Bank, which is why their coworkers have awarded them "Employee of the Quarter." Congratulations to our EOQ's of 2008!

opportunities abound

Despite what has been a turbulent market for the banking industry, our branches exceeded our core deposit growth goals for 2008 and we are well positioned for further success, given our growth strategy and tri-state locations.

Our commercial lenders and mortgage advisors exceeded their goals by continuing to build new business and further developing existing relationships in 2008.

Sales and service initiatives focused on building upon existing customers relationships and positioned us for further growth. We also created a new position – Cash Management Coordinator to further deepen and build relationships with our business clients.

CDARS brought new customer deposits for those looking for the safety of FDIC insurance.

By expanding upon the relationship with Bradley Foster and Sargent and continuing to focus on a more traditional and conservative approach to managing investment profiles, the Trust and Wealth Advisory Division further strengthened relationships with existing clients and attracted new clients.

celebrations and renovations

Having celebrated its one year anniversary, our Dover Plains branch has strengthened our presence in New York as well as broadened our opportunity in southern Litchfield County and northern Fairfield County, Connecticut.

We'd like to thank everyone who helped make the first year of our Dover Plains branch such a success. We consider it a privilege to have been able to form genuine relationships with our customers, to listen to their challenges and provide solutions. We look forward to helping the Dover Plains community, as well as all of the communities we serve, grow and prosper.

Salisbury Bank held an official ribbon-cutting ceremony this past June to celebrate the re-opening of our renovated Salisbury branch. Salisbury Bank has taken its concept of customer enrichment to a new level by completely redesigning the interior of our Salisbury branch to provide an environment of comfort and professionalism for our customers. Included is a new concept in branch banking: Instead of a formal teller counter, customers will find individual teller stations with enhanced privacy features.

The new design was carefully planned to improve the ability of the Salisbury staff to provide the superior service the community has come to expect from us.

interaction

we've taken the concept of customer enrichment to a new level

growth 08


WE PLEDGE TO SUPPORT SPONSOR VOLUNTEER
save the earth + save money
with a gogreen loan from Salisbury Bank
go green with your new construction or home makeover and receive a discounted rate with our gogreen loans!
gogreen construction loan
new "green" homes, pre-fabricated assembly and custom homes. One closing – construction loan rolls into permanent mortgage including land purchase.
gogreen home makeover loan
Ideal for properties requiring extensive renovations to make them "green". One closing – construction loan rolls into permanent mortgage.
ask about our gogreen home equity and home improvement loans
"going green can include solar panels, wind power, hydro power, alternative energy projects, green construction materials and geothermal heating. If your environmentally-friendly project is not on this list, please contact me for more information."
– Sarah O'Connell, Mortgage Advisor
800.222.9801 soconnell@salisburybank.com
SALISBURY BANK | enriching.
860.435.9801 | 800.222.9801 | www.salisburybank.com · Specializing in Connecticut, Massachusetts and New York
Equal Housing Lender
gogreen offers are subject to change without notice.
© Salisbury Bank and Trust Company Member FDIC



giving back

Salisbury Bank goes back to school sponsoring 2 enrichment programs for local schools in our community

We love school projects and are proud to sponsor the School Savings Program and the Everyone Wins Program... both of which we hope will help our children enjoy learning in a nurturing and creative way.

The School Savings Program.

In an age of credit card debt, gift cards and online purchases, we'd like to bring back the lost art of saving. After all, it's never too early to give our children the opportunity to develop healthy financial habits that can last a lifetime.

In a partnership between Salisbury Bank and the elementary schools in our communities, a representative from the Bank visits the school once a week to accept deposits which can be in the form of cash, coin, and/or check. Students receive a receipt with each deposit and

The Everyone Wins Program.

This is a story starring the "Book Buddies", a group of corporate volunteers (including our very own Lana Morrison, Becky Hoysradt, Eileen Lee, Carol Carley, Erin Selby, Randy Cannon and Shelly Humeston) who share lunchtime in the library with a young reader and a great book. The story takes place at the Sharon Center School where the children thrive with personal attention and encouragement.

The Everyone Wins

Shelly Humeston and her "buddy" share lunchtime and a good book. Photo courtesy of Jonathan Doster Photography.



Special thanks to our customers who so generously donated to neighbors in need during our Fill the Basket Food drive in the fall. We collected 34 baskets of food and nearly $1000. The donations went directly to local food pantries to make the holidays more nourishing for our friends and neighbors.




SALISBURY BANK
we still believe
The holidays bring a touch of magic that can make a child's smile brighter than any holiday ornament.
Happy holidays from Salisbury Bank. And may you and your loved ones find many ways to make your holidays
enriching.
SALISBURY BANK | enriching.




WE PLEDGE TO SUPPORT SPONSOR VOLUNTEER
this event
is yet another reason we find our community so
enriching
Discover more ways to enrich your life with Salisbury Bank:
SALISBURY BANK | enriching



interaction 08

we pledge to support, sponsor and volunteer

community

making an investment in our future: our children.

We love school projects and are especially proud to sponsor the School Savings Program!

In an age of credit card debt, gift cards and online purchases, we'd like to bring back the lost art of saving. After all, it's never too early to give our children the opportunity to learn about financial responsibility.

In a partnership between Salisbury Bank and the elementary schools in our communities, a representative from the Bank visits the school once a week to accept deposits which can be in the form of cash, coin, and/or check.

As they watch their balances grow, students will learn responsibility, discipline, consistency, money management, and goal setting. Our young bankers soon discover that having a savings account is rewarding in more ways than one!

By participating in the School Savings Program, students have the chance to develop healthy financial habits that can last a lifetime.

"It's important that our children understand the value and responsibility of money at an early age. They are the future of our community."

– John F. Perotti

community unity

Salisbury Bank takes its role as a good corporate citizen to heart and has lent financial support to many worthy non-profit organizations in our area in 2008. "Fill the Basket" and Women's Support Services are just two of many programs in which we participate.

Our basket "runneth over" with generosity this past holiday season as a result of our "Fill the Basket" food drive. Salisbury Bank employees, customers and members of our community worked to collect 34 baskets of food and nearly $1,000! Contributions went directly to provide food to our neighbors in need.

Women's Support Services (WSS) is a non-profit agency which offers a wide range of services for victims of domestic violence and abuse. A long-time customer of Salisbury Bank, the organization has turned to the Bank for underwriting events over the course of 2008. Women's Support Services maintains a strong community connection, counting on the support of trained volunteers as well as its board of directors which includes Salisbury Bank V.P., Lana Morrison.

WSS Director, Judy Sheridan points out that "Salisbury Bank has been a good partner... we really have appreciated their partnership over the years."

green products get the green light

GoGreen loans help give our customers the green light to go ahead and build a "green" home, upgrade a current home with features that benefit our environment, or purchase a hybrid auto. Borrowers are now eligible for reduced rates on select mortgages, home equity loans and auto loans. To qualify for a GoGreen Loan, a project must be classified as 25% "green." This can include solar panels, wind power, hydro power, alternative energy projects, green construction materials and geothermal heating.

GoGreen Checking is a new product that offers eco-friendly features that benefit our environment such as: recycled checks, free e-banking, direct deposit and e-statements.

the Salisbury Bank green scene

Our Salisbury branch has undergone a fresh new makeover in green! More energy-efficient lighting, heating and air conditioning to be precise. We even gave away free blue spruce saplings to celebrate our green transformation.

Our green team took a proactive approach in 2008, initiating an energy audit through our local utility company. In 2009, the team will prepare a plan based on the utility's recommendations.

2008 included an investigation into how we will build towards the future. It is our goal that all building projects going forward will strive to meet the highest green building and performance measures such as LEED certification. A LEED certified building is one that is recognized as environmentally responsible, profitable and a healthy place to live and work. As we grow, we will aim high with our focus on the future of our communities.

interaction 08

it is our goal to grow smart and to grow green

environment

SELECTED FINANCIAL DATA

SELECTED CONSOLIDATED FINANCIAL AND OTHER DATA OF THE COMPANY

	At or For the Years Ended December 31				
	2008	2007	2006	2005	2004
	(dollars in thousands except per share data)				
Statement of Condition Data:					
Loans, Net	**$297,367**	$268,191	$252,464	$215,989	$201,978
Allowance For Loan Losses	**2,724**	2,475	2,474	2,626	2,512
Investments	**155,916**	152,624	161,231	151,168	184,286
Total Assets	**495,754**	461,960	450,340	402,922	423,101
Deposits	**344,925**	317,741	313,586	287,271	298,842
Securities Sold Under Agreements to Repurchase	**11,203**	0	0	0	0
Borrowings	**87,914**	95,011	87,093	71,016	79,213
Shareholders' Equity	**38,939**	45,564	44,349	41,442	40,700
Nonperforming Loans	**5,175**	1,824	964	773	2,267
Statement of Income Data:					
Interest and Fees on Loans	**$18,449**	$17,969	$15,687	$13,320	$9,592
Interest and Dividends on Securities and Other Interest Income	**8,108**	8,183	8,043	7,496	6,959
Interest Expense	**10,825**	12,432	10,459	7,352	5,659
Net Interest and Dividend Income	**15,732**	13,720	13,271	13,464	10,892
Provision (Benefit) for Loan Losses	**1,279**	0	(87)	210	250
Trust and Wealth Advisory Division	**2,264**	2,050	1,981	1,571	1,411
Other Income	**2,332**	2,119	2,085	2,084	1,854
Net (Write Down) Gains on Securities	**(2,355)**	295	517	1,210	1,490
Other Expenses	**16,009**	13,514	12,245	12,444	10,603
Pre Tax Income	**685**	4,670	5,696	5,675	4,794
Income Tax (Benefit) Expense	**(421)**	870	1,442	1,114	775
Net Income	**$1,106**	$3,800	$4,254	$4,561	$4,019
Per Share Data:					
Earnings per common share	**$0.66**	$2.26	$2.53	$2.71	$2.67
Earnings per common share, assuming dilution	**$0.66**	$2.26	$2.53	$2.71	$2.67
Cash Dividends Declared per share	**$1.12**	$1.08	$1.04	$1.00	$0.96
Book Value (at year end)	**$23.10**	$27.04	$26.33	$24.61	$24.15
Selected Statistical Data:					
Return on Average Assets	**.23%**	.85%	1.02%	1.12%	1.14%
Return on Average Shareholders' Equity	**2.52%**	8.50%	9.83%	10.81%	12.34%
Dividend Payout Ratio	**169.70%**	47.79%	41.11%	36.90%	35.96%
Average Shareholders' Equity to Average Assets	**9.19%**	9.94%	10.37%	10.38%	9.20%
Net Interest Spread	**3.15%**	2.77%	2.93%	3.35%	3.22%
Net Interest Margin	**3.75%**	3.54%	3.67%	3.89%	3.63%

Salisbury Bancorp, Inc. (Company), a Connecticut corporation, formed in 1998, is the holding company for Salisbury Bank and Trust Company, (Bank). The Company's sole subsidiary is the Bank, formed in 1848 which has seven (7) full service offices located in the towns of North Canaan, Lakeville, Salisbury and Sharon, Connecticut, South Egremont and Sheffield, Massachusetts, and Dover Plains, New York. A full Trust and Wealth Advisory Division is also located in Lakeville, Connecticut. The Management's Discussion and Analysis of Results of Operations and Financial Condition that follows present Management's comments on the consolidated operating results of the Company. In order to provide a foundation for building shareholder value and servicing customers, the Company remains committed to investing in the technological and human resources necessary for developing and delivering new personalized financial products and services in order to better serve both current and future customers in the tri-state area. The following discussion should be read in conjunction with the Company's consolidated financial statements and the notes to the consolidated financial statements that are presented as part of this Annual Report.

Forward Looking Statements

This Annual Report and future filings made by the Company with the Securities and Exchange Commission, as well as other filings, reports and press releases made or issued by the Company and the Bank, and oral statements made by executive officers of the Company and the Bank, may include forward-looking statements relating to such matters as:

(a) assumptions concerning future economic and business conditions and their effect on the economy in general and on the markets in which the Company and the Bank do business, and
(b) expectations for increased revenues and earnings for the Company and Bank through growth resulting from acquisitions, attraction of new deposit and loan customers and the introduction of new products and services.

Such forward-looking statements are based on assumptions rather than historical or current facts and, therefore, are inherently uncertain and subject to risk. For those statements, the Company claims the protection of the safe harbor for forward-looking statements contained in the Private Securities Litigation Act of 1995.

The Company notes that a variety of factors could cause the actual results or experience to differ materially from the anticipated results or other expectations described or implied by such forward-looking statements. The risks and uncertainties that may effect the operation, performance, development and results of the Company's and Bank's business include the following:

(a) the risk of adverse changes in business conditions in the banking industry generally and in the specific markets in which the Bank operates;
(b) changes in the legislative and regulatory environment that negatively impacts the Company and Bank through increased operating expenses;
(c) increased competition from other financial and non-financial institutions;
(d) the impact of technological advances; and
(e) other risks detailed from time to time in the Company's filings with the Securities and Exchange Commission.

Such developments could have an adverse impact on the Company's and the Bank's financial position and results of operations.

Critical Accounting Estimates

In preparing the Company's financial statements, management selects and applies numerous accounting policies. In applying these policies, management must make estimates and assumptions. The accounting policy that is most susceptible to critical estimates and assumptions is the allowance for loan losses. The determination of an appropriate provision is based on a determination of the probable amount of credit losses in the loan portfolio. Many factors influence the amount of future loan losses, relating to both the specific characteristics of the loan portfolio and general economic conditions nationally and locally. While management carefully considers these factors in determining the amount of the allowance for loan losses, future adjustments may be necessary due to changed conditions, which could have an adverse impact on reported earnings in the future. (See "Provisions and Allowance for Loan Losses".)

RESULTS OF OPERATION

Comparison of the Years Ended December 31, 2008 and 2007

Overview

The Company's assets at December 31, 2008 totaled $495,754,000 compared to total assets of $461,960,000 at December 31, 2007. Net loans outstanding, including loans held-for-sale totaled $299,682,000 at December 31, 2008. This compares to net loans outstanding of $268,311,000 at December 31, 2007, and represents an increase of $31,371,000 or 11.69%. New business development efforts were primarily attributable to the growth. This growth was primarily funded by an increase in deposits. Deposits at December 31, 2008 totaled $344,925,000 and compared to total deposits of $317,741,000 at December 31, 2007. This is an increase of $27,184,000 or 8.56%.

The Company's earnings totaled $1,106,000 or $0.66 per average share outstanding in 2008. This compares to earnings of $3,800,000 or $2.26 per average share outstanding in 2007. Earnings were impacted as a result of the U.S. Government placing FHLMC (Freddie Mac) into conservatorship during the quarter ended September 30, 2008. This necessitated the Company to take a write-down of Freddie Mac preferred stock during that quarter which totaled $2,856,000 and an additional write-down of $99,365 in the quarter ended December 31, 2008 for an overall total of $2,955,365. However, the total tax benefit in the amount of $1,004,824 was recognized as a result of these charges in the quarter ended December 31, 2008, because applicable law at the time forced financial institutions to treat the loss as a capital loss. On October 3, 2008, the EESA was enacted, which includes a provision permitting banks to recognize losses relating to the Freddie Mac preferred stock as an ordinary loss, thereby allowing a tax benefit for both tax and financial reporting purposes. The overall tax effected impact for the year ended December 31, 2008 resulted in a charge to earnings of $1,950,541.

The nation's economy is in a recession and the Bank's market area is beginning to feel the effects of economic conditions. The Bank's 2008 loan loss provision expense totaled $1,279,000 compared to $0 in 2007. Non-performing loans at December 31, 2008 totaled $5,175,000 or 1.71% of total loans outstanding which compares to $1,824,000 or 0.67% for the corresponding period in 2007. Net loans charged-off during 2008 totaled $1,030,000 compared to net recoveries of loans of $1 thousand dollars in 2007. At December 31, 2008, the allowance for loan losses totaled $2,724,000 which represented 0.9% of total loans outstanding. Other Real Estate Owned totaled $204,534 at December 31, 2008. The property has since been sold.

During the fourth quarter of 2008, the Bank prepaid a $19 million advance from the Federal Home Loan Bank of Boston at a cost of $674,000 net of tax. The Bank took such action as part of a program to restructure a portion of the Bank's borrowings. The borrowings which were at a rate of 5.97% are being replaced with new Federal Home Loan Bank advances that have lower interest rates and a revised maturity schedule. While the prepayment resulted in a one time after tax expense in the fourth quarter of 2008, overall, the restructuring is expected to result in a decrease in future borrowing expense which is intended to increase earnings per share in 2009 and future years.

The Bank's risk-based capital ratios at December 31, 2008 were 10.53% for Tier 1 risk based capital and 11.34% for total risk based capital. The Bank's leverage ratio was 7.52% at December 31, 2008. This compares to a Tier 1 risk based capital ratio at December 31, 2007 of 13.74%, a total risk based capital ratio of 14.69% and a leverage ratio of 8.06%. Dividends declared on the Company's common stock amounted to $1.12 per share in 2008 compared to $1.08 per share in 2007.

Net Interest and Dividend Income

The Company earns income from two basic sources. The primary source is through the management of its financial assets and liabilities and involves functioning as a financial intermediary. The Company accepts funds from depositors and borrows funds and either lends the funds to borrowers or invests those funds in various types of securities. A second source is fee income, which is discussed in the noninterest income section of this analysis.

Net interest income is the difference between the interest and fees earned on loans, interest and dividends earned on securities (the Company's earning assets) and the interest expense paid on deposits and borrowed funds, primarily in the form of advances from the Federal Home Loan Bank. The amount by which interest income will exceed interest expense depends on two factors: (1) the volume or balance of earning assets compared to the volume or balance of interest-bearing deposits and borrowed funds and (2) the interest rate earned on those interest-earning assets compared with the interest rate paid on those interest-bearing deposits and borrowed funds. For this discussion, net interest income is presented on an FTE basis. FTE interest income restates reported interest income on tax exempt loans and securities as if such interest were taxed at the applicable State and Federal income tax rates for all periods presented.

(dollars in thousands)	December 31, **2008**	2007
Interest and Dividend Income (financial statements)	**$26,557**	$26,152
Tax Equivalent Adjustment	**1,260**	1,202
Total Interest and Dividend Income (on an FTE basis)	**27,817**	27,354
Interest Expense	**(10,825)**	(12,432)
Net Interest and Dividend Income-FTE	**$16,992**	$14,922

The Company's 2008 total interest and dividend income on an FTE basis for the period ended December 31, 2008 increased $463,000 or 1.69% when compared to the same period in 2007. The increase is primarily attributable to an increase in earning assets.

Interest expense on deposits in 2008 decreased $1,567,000 or 19.11% to $6,633,000 compared to $8,200,000 for the corresponding period in 2007. This decrease reflects an economic environment of generally lower interest rates. Interest expense for Federal Home Loan Bank advances decreased $146,000 to $4,086,000 in 2007 compared to $4,232,000 in 2007. The decrease was the result of a decrease in advances during the year. In addition, the Bank recorded interest expense totaling $106,000 for interest on securities sold under agreements to repurchase which was a new product that was introduced during 2008. Competition remains aggressive and interest margins continue to be pressured, however, net interest and dividend income on an FTE basis increased $2,070,000 or 13.87% over 2007 and totaled $16,992,000 for the year ended December 31, 2008 compared to net interest and dividend income on an FTE basis of $14,922,000 for the year ended December 31, 2007.

Net interest margin is net interest and dividend income expressed as a percentage of average earning assets. It is used to measure the difference between the average rate of interest and dividends earned on assets and the average rate of interest that must be paid to support those assets. To maintain its net interest margin, the Company must manage the relationship between interest earned and paid. The Company's 2008 net interest margin on an FTE basis was 3.75%. This compares to a net interest margin of 3.54% for 2007. The following table reflects average balances, interest earned or paid and rates for the two years ended December 31, 2008 and 2007. The average loan balances include non-accrual loans and loans currently past due 90 days and still accruing. Interest earned on loans also includes fees on loans such as late charges that are not deemed to be material. Interest earned on tax exempt securities in the table is presented on an FTE basis. A federal tax rate of 34% was used in performing these calculations. Actual tax exempt income earned in 2008 was $2,446,000 with a yield of 4.32%. Actual tax exempt income in 2007 totaled $2,332,000 with a yield of 4.28%.

YIELD ANALYSIS

Average Balances, Interest Earned/Paid and Rates

(dollars in thousands)	Years Ended December 31					
		2008			2007	
	AVERAGE BALANCE	**INTEREST EARNED/ PAID**	**YIELD RATE**	AVERAGE BALANCE	INTEREST EARNED/ PAID	YIELD RATE
ASSETS						
Interest-Earning Assets:						
Loans	**$287,924**	**$18,449**	**6.41%**	$258,714	$17,969	6.95%
Taxable Securities	**104,070**	**5,538**	**5.32%**	106,775	5,783	5.42%
Tax-Exempt Securities*	**56,647**	**3,706**	**6.54%**	54,541	3,533	6.48%
Federal Funds	**3,758**	**99**	**2.63%**	643	31	4.82%
Other Interest-Earning	**1,332**	**25**	**1.88%**	1,071	38	3.55%
Total Interest-Earning Assets	**453,731**	**27,817**	**6.13%**	421,744	27,354	6.49%
Allowance for Loan Losses	**(2,711)**			(2,467)		
Cash & Due From Banks	**6,479**			6,554		
Premises, Equipment	**7,241**			6,645		
Net unrealized loss on AFS Securities	**(7,232)**			(3,468)		
Other Assets	**20,555**			20,619		
Total Average Assets	**$478,063**			$449,627		
LIABILITIES AND SHAREHOLDERS' EQUITY						
Interest-Bearing Liabilities:						
NOW/Money Market Deposits	**$88,431**	**1,270**	**1.44%**	$80,180	1,854	2.31%
Savings Deposits	**63,185**	**926**	**1.47%**	47,063	814	1.73%
Time Deposits	**116,959**	**4,437**	**3.79%**	119,052	5,532	4.65%
Borrowed Funds	**94,698**	**4,192**	**4.43%**	87,649	4,232	4.83%
Total Interest-Bearing Liabilities	**363,273**	**10,825**	**2.98%**	333,944	12,432	3.72%
Demand Deposits	**67,681**			66,304		
Other Liabilities	**3,193**			4,673		
Shareholders' Equity	**43,916**			44,706		
Total Liabilities and Shareholders' Equity	**$478,063**			$449,627		
Net Interest Income		**$16,992**			$14,922	
Net Interest Spread			**3.15%**			2.77%
Net Interest Margin			**3.75%**			3.54%

* Presented on a fully taxable equivalent ("FTE") basis

Volume and Rate Variance Analysis of Net Interest and Dividend Income

(Taxable equivalent basis) *(dollars in thousands)*	2008 over 2007			2007 over 2006		
	Volume	Rate	Total	Volume	Rate	Total
Increase (decrease) in:						
Interest income on:						
Loans	$ 2,030	$(1,550)	$ 480	$1,981	$ 301	$2,282
Taxable investment securities	(147)	(98)	(245)	(256)	156	(100)
Tax-exempt investment securities	136	37	173	489	(108)	381
Other interest income	136	(81)	55	(1)	(10)	(11)
Total interest income	$ 2,155	$(1,692)	$ 463	$2,213	$ 339	$2,552
Interest expense on:						
NOW/Money Market deposits	$ 191	$ (775)	$ (584)	$ 18	$ 24	$ 42
Savings deposits	279	(167)	112	(24)	198	174
Time deposits	(97)	(998)	(1,095)	528	570	1,098
Borrowed funds	340	(380)	(40)	808	(149)	659
Total interest expense	$ 713	$(2,320)	$(1,607)	$1,330	$ 643	$1,973
Net interest margin	$1,442	$ 628	$ 2,070	$ 883	$(304)	$ 579

Noninterest Income

Noninterest income totaled $2,241,000 for the year ended December 31, 2008 compared to $4,465,000 for the year ended December 31, 2007. This is a decrease of $2,224,000 or 49.81%. While gains on sales and calls of available-for-sale securities had a net increase of $305,000 or 104%, US Government actions relating to Freddie Mac necessitated a write-down of Freddie Mac Preferred stock totaling $2,955,000. Trust Wealth Advisory Services income increased $214,000 to $2,264,000, primarily as a result of the efforts of new business development, which has increased assets under management.

Service charges on deposit accounts totaled $830,000 for 2008. This is an increase of $86,000 or 11.57% when compared to total service charges of $744,000 in 2007. The increase can be attributed to an increase in the number of deposit accounts. Mortgage refinancing activity during 2008 generated revenues from gains on sales of loans that totaled $292,000, which compares to revenues totaling $317,000 for the corresponding period in 2007. Competition in the secondary mortgage market continues to be very aggressive. Other income during fiscal 2008 totaled $1,209,000. This compares to other income of $1,037,000 for 2007, representing an increase of $172,000 or 16.59%. This category of income primarily consists of fees associated with the origination and servicing of mortgage loans as well as gains reflecting the sale of mortgage loans.

Noninterest Expense

Overall, noninterest expense increased 18.46% for the year ended December 31, 2008 as compared to 2007. The increases in salaries and employee benefits along with the increases in occupancy and equipment expense are primarily a reflection of additional staffing and operational costs associated with the operation of our Dover Plains, New York branch which opened in August of 2007. The increase in data processing and insurance costs are primarily attributable to increases associated with growth in volumes of business of the Company, especially with the addition of the new branch. Professional fees increased $338,000 or 36.25%. This increase is primarily attributable to an increase in audit expense resulting from additional services required due to compliance requirements such as the Sarbanes-Oxley Act and other regulatory compliance. In addition, Legal and Consultant fees also increased which is the result of various research and marketing initiatives during the year. During the fourth quarter of 2008, the Bank prepaid a $19 million advance from the FHLB of Boston at a cost of $864,000.The Bank took such action as part of a program to restructure a portion of the Bank s borrowings. The borrowings which were at a rate of 5.97% will be replaced with new FHLB advances that have much lower interest rates and a revised maturity schedule. While the prepayment resulted in a one time after tax expense of $674,000 the restructuring is expected to result in a decrease in future borrowing expense which is intended to positively impact earnings per share in 2009 and future years. The increase in other expense is primarily attributable to normal operational expenses associated with growth.

The components of noninterest expense and the changes in the period were as follows (amounts in thousands):

	2008	2007	$ Change	% Change
Salaries and employee benefits	$ 8,330	$ 7,724	$ 606	7.85%
Occupancy expense	961	802	159	19.82
Equipment expense	898	819	79	9.64
Data processing	1,339	1,194	145	12.14
Insurance	278	163	115	70.55
Printing and stationery	277	280	(3)	(1.07)
Professional fees	1,269	931	338	36.30
Prepayment fee FHLB advance	864	0	864	100.00
Amortization of core deposit intangible	164	164	0	.00
Other expense	1,629	1,437	192	13.36
Total noninterest expense	$16,009	$13,514	$2,495	18.46

Income Taxes

In 2008, the Company's income tax benefit totaled $421,000 and an effective tax rate of (61.5)%. This compares to an income tax provision of $870,000 and an effective tax rate of 18.63% for the same period in 2007. This decrease is primarily attributable to a decrease in taxable income.

Net Income

Overall, net income totaled $1,106,000 for the year ended December 31, 2008 and represents earnings per average share outstanding of $0.66. This compares to net income of $3,800,000 for the year ended December 31, 2007, which reflects earnings per average share outstanding of $2.26.

FINANCIAL CONDITION

Comparison of December 31, 2008 and 2007

Total assets at December 31, 2008 were $495,754,000 compared to $461,960,000 at December 31, 2007. This represented an increase of 7.32% or $33,794,000. Total loans outstanding including loans held-for-sale increased $31,620,000 or 11.69% to $302,406,000 at year-end 2008 as loan demand remained very active during 2008. Deposits increased 8.6% to $344,925,000 over the prior year, mainly due to new business development initiatives implemented during the year which focused on growing customer relationship deposits.

Securities Portfolio

The Company manages the securities portfolio in accordance with the investment policy adopted by the Board of Directors. The primary objectives are to earn interest and dividend income, provide liquidity to meet cash flow needs and to manage interest rate risk and asset-quality diversifications of the Company's assets. The securities portfolio also acts as collateral for deposits of public agencies. As of December 31, 2008, the securities portfolio, including Federal Home Loan Bank of Boston stock, totaled $155,916,000. This represents a decrease of $3,292,000 or 2.16% over year-end 2007.

Securities are classified in the portfolio as either securities-available-for-sale or securities-held-to-maturity. Securities for which the Company has the ability and positive intent to hold until maturity are reported as held-to-maturity. These securities are carried at cost adjusted for amortization of premiums and accretion of discounts. Securities that are held for indefinite periods of time and which management intends to use as part of its asset/liability management strategy, or that may be sold in response to changes in interest rates, changes in prepayment risk, increases in capital requirements or other similar factors, are classified as available-for-sale. These securities are stated at fair value in the financial statements of the Company. Temporary differences between available-for-sale securities amortized cost and fair market value are not included in earnings, but are reported as a net amount (less expected tax) in a separate component of capital (accumulated other comprehensive income or loss, net of tax) until realized. The cost basis of individual securities is written down to estimated fair value through a charge to earnings when decreases in value below amortized cost are considered to be other than temporary. At December 31, 2008, the unrealized loss on available-for-sale securities, net of taxes was $6,968,000. Such loss was primarily due to OTTI charges and write downs on the Freddie Mac preferred stock investments, which resulted in a charge to earnings, net of tax. This compares to an unrealized loss net of taxes of $2,273,000 at December 31, 2007. The Company monitors the market value fluctuations of its securities portfolio on a monthly basis as well as associated credit ratings to determine potential impairment of a security.

Federal Funds Sold

Federal funds sold at December 31, 2008 totaled $200,000. Federal funds sold at December 31, 2007 totaled $300,000. This variance represents a normal operating range of funds for daily cash needs.

Lending

Net loans, not including loans held-for-sale, represent approximately 60% of total assets at December 31, 2008. The Company makes substantially all of its loans to customers located within the Company's service area. New business development during the year coupled with an increase in loan demand resulted in an increase in net loans outstanding to $297,367,000 at December 31, 2008, as compared to $268,191,000 at December 31, 2007. This is an increase of $29,176,000 or 10.88%. Although the largest dollar volumes of loan activity continue to be in the residential mortgage area, the Company offers a wide variety of loan types and terms along with competitive pricing to customers. The Company's credit function is designed to ensure adherence to prudent credit standards despite competition for loans in the Company's market area.

The following table represents the composition of the loan portfolio comparing December 31, 2008 to December 31, 2007:

	December 31, 2008	December 31, 2007
	(amounts in thousands)	
Commercial, financial and agricultural	$ 20,785	$ 20.629
Real Estate-construction and land development	33,343	28,928
Real Estate-residential	177,048	158,600
Real Estate-commercial	62,795	53,823
Consumer	5,551	8,005
Other	175	376
	299,698	270,361
Deferred costs, net	393	306
Unearned income	0	(1)
Allowance for loan losses	(2,724)	(2,475)
Net loans	$297,367	$268,191

Provisions and Allowance for Loan Losses

Total loans outstanding as of December 31, 2008 were $299,698,000 and compares to total loans outstanding of $270,361,000 at December 31, 2007. This growth can be attributed primarily to an increase in both residential and commercial real estate loan demand as well as the Bank's new business development program. Approximately 91% of the Company's loan portfolio continues to be real estate secured.

Credit risk is inherent in the business of extending loans. The Company continually monitors the loan portfolio to ensure that loan quality will not be sacrificed for growth or otherwise compromise the Company's objectives. Because of the risk associated with extending loans, the Company maintains an allowance or reserve for loan and lease losses through charges to earnings. The Company evaluates the adequacy of the allowance on a monthly basis. Such evaluations are based on assessments of credit quality and trends within the portfolio and "risk rating" of loans by senior management, which is reviewed by the Company's Loan Committee on a regular basis. Loans are initially risk rated when originated. If there is deterioration in the credit quality, the risk rating is adjusted accordingly.

The Allowance for Loan and Lease Losses (ALLL) at December 31, 2008 totaled $2,724,000 representing 52.64% of nonperforming loans of $5,175,000 and 0.91% of total loans outstanding of $299,698,000. This compares to an ALLL of $2,475,000, which was 135.69% of nonperforming loans of $1,824,000 and $0.92% of total loans outstanding of $270,361,000 at December 31, 2007. A separate component that is evaluated is the Allowance for Off Balance Sheet Commitments, which totaled $34,000 at December 31, 2008 and 2007, respectively. A total of $1,075,000 in loans were charged-off during 2008 compared to $103,000 during 2007. Recoveries of previously charged-off loans totaled $45,000 during 2008 compared to $104,000 in recoveries for 2007. The ALLL also includes a component resulting from the application of the measurement criteria of Statements of Financial Accounting Standards No. 114, Accounting by Creditors for Impairment of a Loan (SFAS 114). Impaired loans receive individual evaluation of the allowance necessary on a monthly basis. Loans to be considered for impairment are defined in the Company's Loan Policy as commercial loans with balances outstanding of $100,000 or more and residential real estate mortgages with balances of $300,000 or more. Such loans are considered impaired when it is probable that the Company will not be able to collect all principal and interest due according to the terms of the note.

Any such commercial loan and/or residential mortgage will be considered for impairment under any of the following circumstances:

1. Non-accrual status;
2. Loans over 90 days delinquent;
3. Troubled debt restructures consummated after December 31, 1994;
4. Loans classified as "doubtful", meaning that they have weaknesses, which make collection or liquidation in full, on the basis of currently existing facts, conditions, and values, highly questionable and improbable.

The individual allowance for any impaired loan is based upon the present value of expected future cash flows discounted at the loan's effective interest rate or the fair value of the collateral if the loan is collateral dependent. Specifically identifiable and quantifiable losses are immediately charged off against the allowance.

In addition, a risk of loss factor is applied in evaluating categories of loans as part of the periodic analysis of the Allowance for Loan and Lease Losses. This analysis reviews the allocations of the different categories of loans within the portfolio and considers historical loan losses and delinquency balances as well as recent delinquent percentage trends.

Concentrations of credit and local economic factors are also evaluated on a periodic basis. Historical averages of net losses by loan types are examined as well as trends by type. The Bank's loan mix over the same period of time is also analyzed. A loan loss allocation is made for each type of loan multiplied by the loan mix percentage for each loan type to produce a weighted average factor.

While management estimates loan losses using the best available information, no assurances can be given that future additions to the allowance will not be necessary based on changes in economic and real estate market conditions, identification of additional problem loans or other factors. Additionally, despite the excellent overall quality of the loan portfolio and expectations of the Company to continue to grow its existing portfolio, future additions to the allowance may be necessary to maintain adequate reserve coverage. Overall, management is of the opinion that the ALLL is adequate as of December 31, 2008.

Deposits

The Company offers a variety of deposit accounts with a range of interest rates and terms. Deposits at year end 2008 totaled $344,925,000 compared to $317,741,000 at year end 2007. The Company continues its efforts to competitively price products and develop and maintain relationship banking with its customers. The flow of deposits is influenced significantly by general economic conditions, changes in money market rates, prevailing interest rates and the aggressive competition from nonbanking entities.

During 2008, there was a change in the mix of deposits. Money Market and savings balances increased, as illustrated by the table below.

The average daily amount of deposits by category and the average rates paid on such deposits are summarized in the following table:

(dollars in thousands)	Year ended December 31			
	2008		2007	
	Average Balance	**Rate**	Average Balance	Rate
Demand	**$ 67,681**		$ 66,304	
NOW	**24,517**	**.22%**	24,822	.26%
Money Market	**63,914**	**1.90%**	55,358	3.23%
Savings	**63,185**	**1.47%**	47,063	1.73%
Time	**116,959**	**3.79%**	119,052	4.65%
	$336,256	**1.97%**	$312,599	2.62%

Maturities of time certificates of deposits of $100,000 or more outstanding at December 31 are summarized as follows:

(dollars in thousands)	December 31	
	2008	2007
Three months or less	**$ 3,784**	$ 7,603
Over three months through six months	**3,982**	17,429
Over six months through one year	**13,063**	15,114
Over one year	**18,505**	10,975
Total	**$39,334**	$51,121

Borrowings

As part of its operating strategy, the Company utilizes advances from the Federal Home Loan Bank to supplement deposit growth and fund its asset growth, a strategy that is designed to increase interest income. These advances are made pursuant to various credit programs, each of which has its own interest rate and range of maturities. At December 31, 2008, the Company had $87,914,000 in outstanding advances from the Federal Home Loan Bank compared to $95,011,000 at December 31, 2007. Management expects that it will continue this strategy of supplementing deposit growth with advances from Federal Home Loan Bank of Boston. (See Note 8 of the Notes to Consolidated Financial Statements.)

Interest Rate Risk

Interest rate risk is the most significant market risk affecting the Company. Interest rate risk is defined as an exposure to a movement in interest rates that could have an adverse effect on net interest income. Net interest income is sensitive to interest rate risk to the degree that interest bearing liabilities mature or reprice on a different basis than earning assets.

The Bank's assets and liabilities are managed in accordance with policies established and reviewed by the Bank's Board of Directors. The Bank's Asset/Liability Management Committee monitors asset and deposit levels, developments and trends in interest rates, liquidity and capital. One of the primary financial objectives is to manage interest rate risk and control the sensitivity of earnings to changes in interest rates in order to prudently improve net interest income and manage the maturities and interest rate sensitivities of assets and liabilities.

The Bank uses asset/liability modeling software to develop scenario analyses, which measure the impact that changing interest rates have on net interest income. These model simulations are projected out over a two year time horizon, assuming proportional upward and downward interest rate movements of 100, 200 and 300 basis points. Simulations are projected out in two ways:

(1) using the same balance sheet as the Bank had on the simulation date, and

(2) using a growing balance sheet based on recent growth patterns and strategies.

As interest rates rise or fall, these simulations incorporate expected future lending rates, current and expected future funding sources and cost, the possible exercise of options, changes in prepayment rates, and other factors which may be important in determining the future growth of net interest income. The rates the Company earns on its assets and the rates it pays on its liabilities are generally fixed for a contractual period of time. Imbalance in these contractual maturities can create significant earnings volatility because market interest rates change over time. In a period of rising interest rates, the interest income earned on assets may not increase as rapidly as the interest paid on liabilities. In a period of declining interest rates the interest income earned on assets may decrease more rapidly than the interest paid on liabilities. This would primarily be attributed to accelerated prepayments on loans and securities that are significantly influenced by movements in market rates.

The net interest margin may be adversely affected by several possible interest rate environments. Foremost, a continued flat or inverted yield curve may result in shorter term market interest rates that equal or exceed those of longer term rates. This could further increase the Bank's cost of interest-bearing liabilities and outpace the yield on earning assets resulting in additional net interest rate spread compression.

Liquidity

Liquidity is the ability to raise funds on a timely basis at an acceptable cost in order to meet cash needs. Liquidity is essential to provide adequate funds to meet anticipated financial and contractual obligations, including withdrawals by depositors, debt service requirements as well as to fund customers' needs for credit. The Company's primary funding sources are customer deposits, readily marketable investment securities and loan payments. Wholesale funding is also used to manage liquidity in the form of brokered deposits or borrowings. The Company's subsidiary, the Bank, is a member of the Federal Home Loan Bank of Boston, which provides a source of available borrowings for liquidity.

At December 31, 2008, the Company had approximately $47,859,000 in loan commitments outstanding. Management believes that the current level of liquidity is ample to meet the Company's needs for both the present and foreseeable future.

Capital

At December 31, 2008, the Company had $38,939,000 in shareholders' equity compared to $45,564,000 at December 31, 2007. This represents a net decrease of $6,625,000 or 14.54%. This decrease is primarily the result of recent fluctuations in the securities market and reflects a change in net unrealized holding losses on available-for-sale securities, net of taxes of $6,968,000 at December 31, 2008, compared to unrealized holding losses of $2,273,000 at December 31, 2007. Other components also contribute to the change in capital since December 2007. Earnings for the year totaled $1,106,000. The application of SFAS No.158, resulted in other comprehensive loss, net of tax of $892,000 in 2008. The Company declared dividends in 2008 resulting in a decrease in capital of $1,888,000. The Company issued 840 new shares of common stock under the terms of the Director Stock Retainer Plan during the second quarter of 2008, which resulted in an increase in capital of $28,000.

Maintaining strong capital is essential to bank safety and soundness. However, the effective management of capital resources requires generating attractive returns on equity to build value for shareholders while maintaining appropriate levels of capital to fund growth, meet regulatory requirements and be consistent with prudent industry practices.

Subsequent Event

The Company is participating in the TARP CPP under the EESA. On March 13, 2009, the Company issued to the Treasury 8,816 shares of Preferred Stock and a Warrant to purchase 57,671 shares of Common Stock at $22.93 per share for an aggregate consideration of $8,816,000, which immediately became capital of the Company. Such Warrant, if exercised in full, would dilute the percentage of ownership of common shareholders by approximately 3.3%. If the Company redeems all of the shares of Preferred Stock, it has the right of first refusal to buy back the Warrant or the shares received upon exercise of the Warrant at fair market value if such shares are then held by the Treasury. The Preferred Stock qualifies as Tier 1 capital for regulatory purposes and ranks senior to the Company's common stock in the payment of dividends or upon liquidation. The Preferred Stock purchase by the Treasury pays a cumulative dividend rate of 5% per annum for the first five years it is outstanding and thereafter at a rate of 9% per annum. The Preferred Stock may be redeemed by the Company at 100% of its issue price plus any accrued and unpaid dividends. The Treasury's consent will be required for any increase in Company common stock dividends per share or any repurchase of Company common stock until the earlier of the third anniversary of the date of the investment or the transfer by the Treasury of all of the shares of Preferred Stock. Additional information regarding this event is set forth in Note 22 of the Notes to Consolidated Financial Statements included in Item 8 of this report.

Impact of Inflation and Changing Prices

The Company's consolidated financial statements are prepared in conformity with accounting principles generally accepted in the United States of America which require the measurement of financial condition and operating results in terms of historical dollars without considering changes in the relative purchasing power of money, over time, due to inflation. Unlike most industrial companies, virtually all of the assets and liabilities of the Company are monetary and as a result, interest rates tend to have a greater impact on the Company's performance than do the effects of general levels of inflation. Although interest rates do not necessarily move in the same direction or with the same magnitude as the prices of goods and services, inflation could impact earnings in future periods.

Off-Balance Sheet Arrangements

The Company is party to financial instruments with off-balance sheet risk in the normal course of business to meet the financing needs of its customers. In the opinion of management, these off-balance sheet arrangements are not likely to have a material effect on the Company's financial condition, results of operations, or liquidity. (See Note 13 of the Notes to Consolidated Financial Statements).

Statement of Management's Responsibility

Management is responsible for the integrity and objectivity of the consolidated financial statements and other information appearing in this Annual Report. The consolidated financial statements were prepared in accordance with accounting principles generally accepted in the United States of America applying estimates and management's best judgment as required. To fulfill their responsibilities, management establishes and maintains accounting systems and practices adequately supported by internal accounting controls. These controls include the selection and training of management and supervisory personnel; an organization structure providing for delegation of authority and establishment or responsibilities; communication of requirements for compliance with approved accounting, control and business practices throughout the organization; business planning and review; and a program of internal audit. Management believes the internal accounting controls in use provide reasonable assurance that assets are safeguarded, that transactions are executed in accordance with management's authorization and that financial records are reliable for the purpose of preparing financial statements. Shatswell, MacLeod and Company, P.C. has been engaged to provide an independent opinion on the fairness of the consolidated financial statements. Their report appears in this Annual Report.

Management's Report on Internal Control Over Financial Reporting

The management of the Company is responsible for establishing and maintaining adequate internal control over financial reporting. The internal control process has been designed under our supervision to provide reasonable assurance regarding the reliability of financial reporting and the preparation of the Company's financial statements for external reporting purposes in accordance with accounting principles generally accepted in the United States of America.

Management conducted an assessment of the effectiveness of the Company's internal control over financial reporting as of December 31, 2008, utilizing the framework established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on this assessment, management has determined that the Company's internal control over financial reporting as of December 31, 2008 is effective.

Our internal control over financial reporting includes policies and procedures that (1) pertain to the maintenance of records that accurately and fairly reflect, in reasonable detail, the transactions and dispositions of assets of the Company; (2) provide reasonable assurances that: (a) transactions are recorded as necessary to permit preparation of financial statements in accordance with accounting principles generally accepted in the United States of America and (b) receipts and expenditures are being made only in accordance with authorizations of management and the directors of the Company; and (3) provide reasonable assurance regarding the prevention or timely detection of unauthorized acquisition, use, or disposition of the Company's assets that could have a material effect on the Company's financial statements.

This Annual Report does not include an attestation report of the Company's registered public accounting firm regarding internal control over financial reporting. Management's report was not subject to attestation by the Company's registered public accounting firm pursuant to temporary rules of the SEC that permit the Company to provide only management's report in this Annual Report.

All internal control systems, no matter how well designed, have inherent limitations. Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

John F. Perotti	Richard J. Cantele, Jr.	John F. Foley
Chairman & CEO	President & COO	CFO, Treasurer & Secretary

SHATSWELL, MacLEOD & COMPANY, P.C.

CERTIFIED PUBLIC ACCOUNTANTS

To the Board of Directors
Salisbury Bancorp, Inc.
Lakeville, Connecticut

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We have audited the accompanying consolidated balance sheets of Salisbury Bancorp, Inc. and Subsidiary as of December 31, 2008 and 2007 and the related consolidated statements of income, changes in shareholders' equity and cash flows of the years then ended. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall consolidated financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Salisbury Bancorp, Inc. and Subsidiary as of December 31, 2008 and 2007, and the consolidated results of their operations and their cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Shatswell, MacLeod + Company, P.C.

SHATSWELL, MacLEOD & COMPANY, P.C.

West Peabody, Massachusetts
March 16, 2009

83 PINE STREET • WEST PEABODY, MASSACHUSETTS 01960-3635 • TELEPHONE (978) 535-0206 • FACSIMILE (978) 535-9908
smc@shatswell.com www.shatswell.com

SALISBURY BANCORP, INC. AND SUBSIDIARY

CONSOLIDATED BALANCE SHEETS

December 31, 2008 and 2007

ASSETS	2008	2007
Cash and due from banks	$ 7,082,317	$ 12,810,681
Interest-bearing demand deposits with other banks	900,487	726,623
Money market mutual funds	1,476,999	1,340,891
Federal Funds sold	200,000	300,000
Cash and cash equivalents	9,659,803	15,178,195
Investments in available-for-sale securities (at fair value)	150,526,964	147,377,154
Investments in held-to-maturity securities (fair values of $66,502 and $71,435 as of December 31, 2008 and 2007, respectively)	66,443	70,798
Federal Home Loan Bank stock, at cost	5,323,000	5,176,100
Loans held-for-sale	2,314,250	120,000
Loans, less allowance for loan losses of $2,724,024 and $2,474,893 as of December 31, 2008 and 2007, respectively	297,367,434	268,191,275
Investment in real estate	75,000	75,000
Other real estate owned	204,534	0
Premises and equipment	7,123,671	6,803,198
Goodwill	9,828,712	9,828,712
Core deposit intangible	1,165,068	1,329,283
Accrued interest receivable	2,704,385	2,538,607
Cash surrender value of life insurance policies	3,824,653	3,688,021
Deferred taxes	4,196,819	381,162
Other assets	1,373,424	1,202,893
Total assets	$495,754,160	$461,960,398
LIABILITIES AND SHAREHOLDERS EQUITY		
Deposits:		
Noninterest bearing	$ 65,479,271	$ 69,214,697
Interest-bearing	279,445,961	248,526,572
Total deposits	344,925,232	317,741,269
Securities sold under agreements to repurchase	11,203,289	0
Federal Home Loan Bank advances	87,913,667	95,011,155
Due to broker	7,631,919	0
Other liabilities	5,140,721	3,644,376
Total liabilities	456,814,828	416,396,800
Shareholders equity:		
Common stock, par value $.10 per share; authorized 3,000,000 shares; issued and outstanding, 1,685,861 shares in 2008 and 1,685,021 shares in 2007	168,586	168,502
Paid-in capital	13,157,883	13,130,247
Retained earnings	34,518,331	35,583,443
Accumulated other comprehensive loss	(8,905,468)	(3,318,594)
Total shareholders equity	38,939,332	45,563,598
Total liabilities and shareholders equity	$495,754,160	$461,960,398

The accompanying notes are an integral part of these consolidated financial statements.

SALISBURY BANCORP, INC. AND SUBSIDIARY

CONSOLIDATED STATEMENTS OF INCOME

Years Ended December 31, 2008 and 2007

	2008	2007
Interest and dividend income:		
Interest and fees on loans	$18,448,530	$17,968,801
Interest on debt securities:		
Taxable	5,336,344	5,457,879
Tax-exempt	2,445,805	2,332,374
Dividends on equity securities	202,458	324,329
Other interest	124,129	68,762
Total interest and dividend income	26,557,266	26,152,145
Interest expense:		
Interest on deposits	6,633,358	8,200,214
Interest on securities sold under agreements to repurchase	105,993	0
Interest on Federal Home Loan Bank advances	4,085,756	4,232,221
Total interest expense	10,825,107	12,432,435
Net interest and dividend income	15,732,159	13,719,710
Provision for loan losses	1,279,099	0
Net interest and dividend income after provision for loan losses	14,453,060	13,719,710
Noninterest income:		
Trust department income	2,263,735	2,050,000
Loan commissions	1,544	22,131
Service charges on deposit accounts	829,975	743,901
Gain on sales and calls of available-for-sale securities, net	600,331	294,984
Write-down of available-for-sale securities	(2,955,365)	0
Gain on sales of loans held-for-sale	291,854	316,736
Other income	1,208,899	1,036,911
Total noninterest income	2,240,973	4,464,663
Noninterest expense:		
Salaries and employee benefits	8,330,147	7,723,691
Occupancy expense	960,757	801,558
Equipment expense	897,597	819,474
Data processing	1,339,391	1,193,887
Insurance	277,910	163,024
Printing and stationery	277,310	280,172
Professional fees	1,269,013	931,352
Amortization of core deposit intangible	164,215	164,216
Prepayment fee on Federal Home Loan Bank advance	864,324	0
Other expense	1,628,773	1,436,945
Total noninterest expense	16,009,437	13,514,319
Income before income taxes	684,596	4,670,054
Income tax (benefit) expense	(421,285)	870,006
Net income	$ 1,105,881	$3,800,048
Earnings per common share	$ .66	$ 2.26

The accompanying notes are an integral part of these consolidated financial statements.

SALISBURY BANCORP, INC. AND SUBSIDIARY

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS EQUITY

Years Ended December 31, 2008 and 2007

	Number of Shares Issued	Common Stock	Paid-in Capital	Retained Earnings	Accumulated Other Comprehensive Loss	Total
Balance, December 31, 2006	1,684,181	$168,418	$13,099,881	$33,602,991	$(2,522,109)	$44,349,181
Comprehensive income:						
Net income				3,800,048		
Other comprehensive loss, net of tax effect					(796,485)	
Comprehensive income						3,003,563
Issuance of 840 shares for Directors fees	840	84	30,366			30,450
Dividends declared ($1.08 per share)				(1,819,596)		(1,819,596)
Balance, December 31, 2007	1,685,021	168,502	13,130,247	35,583,443	(3,318,594)	45,563,598
Comprehensive loss:						
Net income				1,105,881		
Other comprehensive loss, net of tax effect					(5,586,874)	
Comprehensive loss						(4,480,993)
Cumulative effect of a change in accounting principles – initial application of EITF Issue No. 06-4				(283,065)		(283,065)
Issuance of 840 shares for Directors fees	840	84	27,636			27,720
Dividends declared ($1.12 per share)				(1,887,928)		(1,887,928)
Balance, December 31, 2008	1,685,861	$168,586	$13,157,883	$34,518,331	$(8,905,468)	$38,939,332

Reclassification disclosure for the years ended December 31:

	2008	2007
Unrealized holding losses on available-for-sale securities		
Net unrealized holding losses on available-for-sale securities	$(9,468,788)	$(1,344,871)
Reclassification adjustment for net realized losses (gains) in net income	2,355,034	(294,984)
	(7,113,754)	(1,639,855)
Income tax benefit	2,418,675	557,551
Unrealized holding losses on available-for-sale securities, net of tax	(4,695,079)	(1,082,304)
Comprehensive (loss) income - defined benefit pension plan	(1,351,205)	433,058
Income tax benefit (expense)	459,410	(147,239)
Comprehensive (loss) income - defined benefit pension plan, net of tax	(891,795)	285,819
Other comprehensive loss, net of tax	$(5,586,874)	$ (796,485)

Accumulated other comprehensive loss consists of the following as of December 31:

	2008	2007
Net unrealized holding losses on available-for-sale securities, net of taxes	$(6,967,705)	$(2,272,627)
Unrecognized pension plan expense – SFAS No. 158, net of taxes	(1,937,763)	(1,045,967)
Accumulated other comprehensive loss	$(8,905,468)	$(3,318,594)

The accompanying notes are an integral part of these consolidated financial statements.

SALISBURY BANCORP, INC. AND SUBSIDIARY

CONSOLIDATED STATEMENTS OF CASH FLOWS

Years Ended December 31, 2008 and 2007

	2008	2007
Cash flows from operating activities:		
Net income	$ 1,105,881	$ 3,800,048
Adjustments to reconcile net income to net cash provided by operating activities:		
Amortization of securities, net	148,904	75,014
Gain on sales and calls of available-for-sale securities, net	(600,331)	(294,984)
Write-down of available-for-sale securities	2,955,365	0
Provision for loan losses	1,279,099	0
Change in loans held-for-sale	(2,194,250)	184,000
Change in deferred loan costs, net	(87,293)	(137,362)
Change in unearned income on loans	(554)	(2,528)
Net decrease in mortgage servicing rights	116,984	110,515
Depreciation and amortization	687,177	565,267
Amortization of core deposit intangible	164,215	164,216
Amortization of fair value adjustment on loans	47,618	71,357
Accretion of fair value adjustments on borrowings	(130,204)	(130,203)
Increase in interest receivable	(135,165)	(64,671)
Deferred tax (benefit) provision	(937,571)	34,785
Decrease (increase) in prepaid expenses	138,106	(4,594)
Increase in cash surrender value of insurance policies	(136,632)	(133,026)
(Increase) decrease in income tax receivable	(347,144)	89,869
(Increase) decrease in other assets	(182,974)	90,673
(Decrease) increase in accrued expenses	(98,143)	102,293
(Decrease) increase in interest payable	(239,662)	6,794
Increase in other liabilities	182,795	216,509
Issuance of shares for Directors fees	27,720	30,450
Net cash provided by operating activities	1,763,941	4,774,422
Cash flows from investing activities:		
Purchases of Federal Home Loan Bank stock	(146,900)	(512,400)
Purchases of available-for-sale securities	(111,560,110)	(69,642,478)
Proceeds from sales of available-for-sale securities	76,524,048	63,597,747
Proceeds from maturities of available-for-sale securities	29,869,894	12,170,270
Proceeds from maturities of held-to-maturity securities	4,327	4,102
Loan originations and principal collections, net	(27,367,179)	(11,448,576)
Purchases of loans	(3,297,434)	(4,313,300)
Recoveries of loans previously charged off	45,050	103,564
Capital expenditures	(903,154)	(1,396,923)
Cash and cash equivalents acquired from New York Community Bank, net of expenses paid of $119,407	0	176,653
Net cash used in investing activities	(36,831,458)	(11,261,341)

SALISBURY BANCORP, INC. AND SUBSIDIARY

CONSOLIDATED STATEMENTS OF CASH FLOWS

Years Ended December 31, 2008 and 2007
(continued)

	2008	2007
Cash flows from financing activities:		
Net increase in demand deposits, NOW and savings accounts	17,712,746	8,467,718
Net increase (decrease) increase in time deposits	9,471,217	(4,805,216)
Federal Home Loan Bank advances	17,000,000	21,000,000
Principal payments on Federal Home Loan Bank advances	(36,208,284)	(16,589,044)
Net change in short-term Federal Home Loan Bank advances	12,241,000	3,637,000
Net change in securities sold under agreements to repurchase	11,203,289	0
Dividends paid	(1,870,843)	(1,802,527)
Net cash provided by financing activities	29,549,125	9,907,931
Net (decrease) increase in cash and cash equivalents	(5,518,392)	3,421,012
Cash and cash equivalents at beginning of year	15,178,195	11,757,183
Cash and cash equivalents at end of year	$ 9,659,803	$15,178,195
Supplemental disclosures:		
Interest paid	$11,194,973	$12,559,418
Income taxes paid	863,430	745,352
Loans transferred to other real estate owned	204,534	0
New York Community Bank Branch Acquisition:		
Cash and cash equivalents acquired		$ 296,060
		296,060
Deposits assumed		492,486
Accrued interest payable assumed		3,574
		496,060
Net liabilities assumed		200,000
Acquisition costs		119,407
Goodwill		$ 319,407

The accompanying notes are an integral part of these consolidated financial statements.

SALISBURY BANCORP, INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Years Ended December 31, 2008 and 2007

NOTE 1 - NATURE OF OPERATIONS

Salisbury Bancorp, Inc. (Bancorp) is a Connecticut corporation that was organized on April 24, 1998 to become a holding company, under which Salisbury Bank and Trust Company (Bank) operates as its wholly-owned subsidiary. Bancorp and the Bank are referred to together as the Company.

The Bank is a state chartered bank which was incorporated in 1874 and is headquartered in Lakeville, Connecticut. The Bank operates its business from four banking offices located in Connecticut, two banking offices located in Massachusetts, and one banking office in Dover Plains, New York. The Bank is engaged principally in the business of attracting deposits from the general public and investing those deposits in residential and commercial real estate, consumer and small business loans. The Bank also offers a full complement of trust and investment services.

NOTE 2 - ACCOUNTING POLICIES

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America and predominant practices within the banking industry. The consolidated financial statements were prepared using the accrual basis of accounting. The significant accounting policies are summarized below to assist the reader in better understanding the consolidated financial statements and other data contained herein.

USE OF ESTIMATES:

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from the estimates.

BASIS OF PRESENTATION:

The consolidated financial statements include the accounts of the Bancorp and its wholly-owned subsidiary, the Bank, and the Bank's wholly-owned subsidiaries, SBT Realty, Inc., and SBT Mortgage Service Corporation (PIC). SBT Realty, Inc. holds and manages bank owned real estate situated in New York state. The PIC operates as a passive investment company, which owns and services residential and commercial mortgages. All significant intercompany accounts and transactions have been eliminated in the consolidation.

CASH AND CASH EQUIVALENTS:

For purposes of reporting cash flows, cash and cash equivalents include cash on hand, cash items, due from banks, interest bearing demand deposits with other banks, money market mutual funds and federal funds sold.

Cash and due from banks as of December 31, 2008 and 2007 includes $650,000, which is subject to withdrawals and usage restrictions to satisfy the reserve requirements of the Federal Reserve Bank.

SECURITIES:

Investments in debt securities are adjusted for amortization of premiums and accretion of discounts to approximate the interest method. Gains or losses on sales of investment securities are computed on a specific identification basis.

The Company may classify debt and equity securities into one of three categories: held-to-maturity, available-for-sale, or trading. These security classifications may be modified after acquisition only under certain specified conditions. In general, securities may be classified as held-to-maturity only if the Company has the positive intent and ability to hold them to maturity. Trading securities are defined as those bought and held principally for the purpose of selling them in the near term. All other securities must be classified as available-for-sale.

-- Held-to-maturity securities are carried at amortized cost in the consolidated balance sheets. Unrealized holding gains and losses are not included in earnings or in a separate component of capital. They are disclosed in the notes to the consolidated financial statements.

-- Available-for-sale securities are carried at fair value on the consolidated balance sheets. Unrealized holding gains and losses are not included in earnings but are reported as a net amount (less expected tax) in a separate component of capital until realized.

-- Trading securities are carried at fair value on the consolidated balance sheets. Unrealized holding gains and losses for trading securities are included in earnings. During the two years ended December 31, 2008 and 2007, the Company did not classify any securities as trading.

Declines in the fair value of held-to-maturity and available-for-sale securities below their cost that are deemed to be other than temporary are reflected in earnings as realized losses.

On December 8, 2008, the Federal Home Loan Bank of Boston announced a moratorium on the repurchase of excess stock held by its members. Until the moratorium is lifted, the Bank is unable to redeem any excess shares of Federal Home Loan Bank of Boston stock. The moratorium will remain in effect indefinitely.

LOANS:

Loans receivable that management has the intent and ability to hold until maturity or payoff, are reported at their outstanding principal balances adjusted for any charge-offs, the allowance for loan losses and any deferred fees or costs on originated loans or unamortized premiums or discounts on purchased loans.

Interest on loans is recognized on a simple interest basis.

Residential real estate loans are generally placed on nonaccrual status when reaching 90 days past due or in the process of foreclosure. Lines of credit secured by real estate 90 days past due or in the process of foreclosure are placed on nonaccrual status. Secured consumer loans are written down to realizable value and unsecured consumer loans are charged-off upon reaching 120 or 180 days past due depending on the type of loan. Commercial real estate loans and commercial business loans and leases which are 90 days or more past due are generally placed on nonaccrual status, unless secured by sufficient cash or other assets immediately convertible to cash. When a loan has been placed on nonaccrual status, previously accrued and uncollected interest is reversed against interest on loans. A loan can be returned to accrual status when collectibility of principal is reasonably assured and the loan has performed for a period of time, generally six months.

Cash receipts of interest income on impaired loans are credited to principal to the extent necessary to eliminate doubt as to the collectibility of the net carrying amount of the loan. Some or all of the cash receipts of interest income on impaired loans is recognized as interest income if the remaining net carrying amount of the loan is deemed to be fully collectible. When recognition of interest income on an impaired loan on a cash basis is appropriate, the amount of income that is recognized is limited to that which would have been accrued on the net carrying amount of the loan at the contractual interest rate. Any cash interest payments received in excess of the limit and not applied to reduce the net carrying amount of the loan are recorded as recoveries of charge-offs until the charge-offs are fully recovered.

ALLOWANCE FOR LOAN LOSSES:

The allowance for loan losses is established as losses are estimated to have occurred through a provision for loan losses charged to earnings. Loan losses are charged against the allowance when management believes the uncollectibility of a loan balance is confirmed. Subsequent recoveries, if any, are credited to the allowance.

The allowance for loan losses is evaluated on a regular basis by management and is based upon management's periodic review of the collectibility of the loans in light of historical experience, the nature and volume of the loan portfolio, adverse situations that may affect the borrowers' ability to repay, the estimated value of any underlying collateral and prevailing economic conditions. This evaluation is inherently subjective as it requires estimates that are susceptible to significant revision as more information becomes available.

A loan is considered impaired when, based on current information and events, it is probable that the Bank will be unable to collect the scheduled payments of principal or interest when due according to the contractual terms of the loan agreement. Factors considered by management in determining impairment include payment status, collateral value, and the probability of collecting scheduled principal and interest payments when due. Loans that experience insignificant payment delays and payment shortfalls generally are not classified as impaired. Management determines the significance of payment delays and payment shortfalls on a case-by-case basis, taking into consideration all of the circumstances surrounding the loan and the borrower, including the length of the delay, the reasons for the delay, the borrower's prior payment record, and the amount of the shortfall in relation to the principal and interest owed. Impairment is measured on a loan by loan basis for commercial and construction loans by either the present value of expected future cash flows discounted at the loan's effective interest rate, the loan's obtainable market price, or the fair value of the collateral if the loan is collateral dependent. The Bank does not separately identify individual consumer and residential loans for impairment disclosures, but instead evaluates smaller groups of homogeneous loans collectively for impairment.

PREMISES AND EQUIPMENT:

Premises and equipment are stated at cost, less accumulated depreciation and amortization. Cost and related allowances for depreciation and amortization of premises and equipment retired or otherwise disposed of are removed from the respective accounts with any gain or loss included in income or expense. Depreciation and amortization are calculated principally on the straight-line method over the estimated useful lives of the assets. Estimated lives are 3 to 99 years for buildings and 2 to 20 years for furniture and equipment.

OTHER REAL ESTATE OWNED AND IN-SUBSTANCE FORECLOSURES:

Other real estate owned includes properties acquired through foreclosure and properties classified as in-substance foreclosures in accordance with Statement of Financial Accounting Standards (SFAS) No. 15, "Accounting by Debtors and Creditors for Troubled Debt Restructuring." These properties are carried at the lower of cost or estimated fair value less estimated costs to sell. Any write-down from cost to estimated fair value required at the time of foreclosure or classification as in-substance foreclosure is charged to the allowance for loan losses. Expenses incurred in connection with maintaining these assets and subsequent write-downs are included in other expense.

In accordance with SFAS No. 114, "Accounting by Creditors for Impairment of a Loan," the Bank classifies loans as in-substance, repossessed or foreclosed if the Bank or its subsidiaries receives physical possession of the debtor's assets regardless of whether formal foreclosure proceedings take place.

ADVERTISING:

The Bank directly expenses costs associated with advertising as they are incurred.

INCOME TAXES:

The Company recognizes income taxes under the asset and liability method. Under this method, deferred tax assets and liabilities are established for the temporary differences between the accounting basis and the tax basis of the Company's assets and liabilities at tax rates expected to be in effect when the amounts related to such temporary differences are realized or settled.

FAIR VALUES OF FINANCIAL INSTRUMENTS:

SFAS No. 107, "Disclosures About Fair Value of Financial Instruments," requires that the Company disclose estimated fair value for its financial instruments. Fair value methods and assumptions used by the Company in estimating its fair value disclosures are as follows:

Cash and cash equivalents: The carrying amounts reported in the balance sheets for cash and cash equivalents approximate those assets' fair values.

Securities (including mortgage-backed securities): Fair values for securities are based on quoted market prices, where available. If quoted market prices are not available, fair values are based on quoted market prices of comparable instruments.

Loans held-for-sale: Fair values of mortgage loans held-for-sale are based on commitments on hand from investors or prevailing market prices.

Loans receivable: For variable-rate loans that reprice frequently with no significant change in credit risk, fair values are based on carrying values. The fair values for other loans are estimated using discounted cash flow analyses, using interest rates currently being offered for loans with similar terms to borrowers of similar credit quality.

Accrued interest receivable: The carrying amount of accrued interest receivable approximates its fair value.

Deposit liabilities: The fair values disclosed for interest and non-interest checking, passbook savings and money market accounts are, by definition, equal to the amount payable on demand at the reporting date (i.e., their carrying amounts). Fair values for fixed-rate certificates of deposit are estimated using a discounted cash flow calculation that applies interest rates currently being offered on certificates to a schedule of aggregated expected monthly maturities on time deposits.

Securities sold under agreements to repurchase: The carrying amounts reported on the consolidated balance sheets for securities sold under agreements to repurchase approximate their fair values.

Federal Home Loan Bank Advances: Fair values for Federal Home Loan Bank advances are estimated using a discounted cash flow technique that applies interest rates currently being offered on advances to a schedule of aggregated expected monthly maturities on Federal Home Loan Bank advances.

Due to broker: The carrying amount of due to broker approximates its fair value.

Off-balance sheet instruments: The fair value of commitments to originate loans is estimated using the fees currently charged to enter similar agreements, taking into account the remaining terms of the agreements and the present creditworthiness of the counterparties. For fixed-rate loan commitments and the unadvanced portion of loans, fair value also considers the difference between current levels of interest rates and the committed rates. The fair value of letters of credit is based on fees currently charged for similar agreements or on the estimated cost to terminate them or otherwise settle the obligation with the counterparties at the reporting date.

STOCK BASED COMPENSATION:

Bancorp has a stock-based plan to compensate non-employee directors for their services. This plan is more fully described in Note 16. Compensation cost for these services is reflected in net income in an amount equal to the fair value on the date of issuance of the shares of Bancorp common stock issued to the directors.

EARNINGS PER SHARE (EPS):

Basic EPS excludes dilution and is computed by dividing income available to common shareholders by the weighted-average number of common shares outstanding for the period. Weighted average common shares outstanding were 1,685,549 in 2008 and 1,684,699 in 2007. Diluted EPS reflects the potential dilution that could occur if securities or other contracts to issue common stock were exercised or converted into common stock or resulted in the issuance of common stock that then shared in the earnings of the entity. Diluted EPS is not presented because there were no common stock equivalents in the years ended December 31, 2008 and 2007.

RECENT ACCOUNTING PRONOUNCEMENTS:

In June 2006, the Financial Accounting Standards Board (FASB) issued Interpretation No. 48, "Accounting for Uncertainty in Income Taxes - an interpretation of FASB Statement 109" (FIN 48). FIN 48 prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken, or expected to be taken, in a tax return and provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. FIN 48 is effective for fiscal years beginning after December 15, 2007. The Company's adoption of FIN 48 did not have a material impact on its financial statements.

In September 2006, the FASB ratified the consensus reached by the Emerging Issues Task Force (EITF) on Issue No. 06-4 "Accounting for Deferred Compensation and Postretirement Benefit Aspects of Endorsement Split-Dollar Life Insurance Arrangements," (EITF Issue 06-4). EITF 06-4 requires companies with an endorsement split-dollar life insurance arrangement to recognize a liability for future postretirement benefits. The effective date is for fiscal years beginning after December 15, 2007, with earlier application permitted. The Company should recognize the effects of applying this Issue through either (a) a change in accounting principle through a cumulative effect adjustment to retained earnings or (b) a change in accounting principle through retrospective application to all periods. The Company adopted this Issue in 2008, and the impact is described in Note 9 of the consolidated financial statements.

In September 2006, the FASB issued SFAS No. 157, "Fair Value Measurements" (SFAS 157). SFAS No. 157 defines fair value, establishes a framework for measuring fair value under generally accepted accounting principles (GAAP) and expands disclosures about fair value measurements. The FASB's FSP FAS 157-2, "Effective Date of FASB Statement No. 157", defers until January 1, 2009, the application of SFAS 157 to nonfinancial assets and nonfinancial liabilities not recognized or disclosed at least annually at fair value. This includes nonfinancial assets and nonfinancial liabilities initially measured at fair value in a business combination or other new basis event, but not measured at fair value in subsequent periods. The Company adopted this statement on January 1, 2008. See Note 12 - Fair Value Measurements for additional information.

In February 2007, the FASB issued SFAS No. 159, "The Fair Value Option for Financial Assets and Financial Liabilities - Including an amendment of FASB Statement No. 115" (SFAS 159). SFAS 159 permits entities, at specified election dates, to choose to measure certain financial instruments at fair value that are not currently required to be measured at fair value. The fair value option is applied on an instrument-by-instrument basis, is irrevocable and can only be applied to an entire instrument and not to specified risks, specific cash flows, or portions of that instrument. Unrealized gains and losses on items for which the fair value option has been elected will be reported in earnings at each subsequent reporting date and upfront fees and costs related to those items will be recognized in earnings as incurred and not deferred. SFAS No. 159 is effective in fiscal years beginning after November 15, 2007 and may not be applied retrospectively. The Company adopted SFAS 159 effective January 1, 2008. See Note 12.

In December 2007, the FASB issued SFAS No. 160, "Noncontrolling Interests in Consolidated Financial Statements and Amendment of ARB No. 51 ("SFAS No. 160"). The new pronouncement requires all entities to report noncontrolling (minority) interests in subsidiaries as a component of shareholders' equity. SFAS No. 160 will be effective for fiscal years beginning after December 15, 2008. Early adoption is prohibited. Management anticipates that this statement will not have a material impact on the Company's financial condition and results of operations.

In December 2007, the FASB issued SFAS No. 141 (Revised 2007), "Business Combinations" (SFAS 141(R)). SFAS 141(R) will significantly change the accounting for business combinations. Under SFAS 141(R), an acquiring entity will be required to recognize all the assets acquired and liabilities assumed in a transaction at the acquisition-date fair value with limited exceptions. It also amends the accounting treatment for certain specific items including acquisition costs and non controlling minority interests and includes a substantial number of new disclosure requirements. SFAS 141(R) applies prospectively to business combinations for which the acquisition date is on or after January 1, 2009. The Company does not expect the adoption of this statement to have a material impact on its financial condition and results of operations.

In February 2008, the FASB issued FSP FAS 140-3, "Accounting for Transfers of Financial Assets and Repurchase Financing Transactions." This FSP provides guidance on how the transferor and transferee should separately account for a transfer of a financial asset and a related repurchase financing if certain criteria are met. This guidance will be effective January 1, 2009. The adoption of this new FSP is not expected to have a material effect on the Company's results of operations or financial position.

In March 2008, the FASB issued SFAS No. 161, "Disclosures about Derivative Instruments and Hedging Activities-an amendment of FASB Statement No. 133" (SFAS 161). SFAS 161 changes the disclosure requirements for derivative instruments and hedging activities. Entities are required to provide enhanced disclosures about (a) how and why an entity uses derivative instruments, (b) how derivative instruments and related hedged items are accounted for under Statement 133 and its related interpretations, and (c) how derivative instruments and related hedged items affect an entity's financial position, financial performance, and cash flows. The guidance in SFAS 161 is effective for financial statements issued for fiscal years and interim periods beginning after November 15, 2008, with early application encouraged. This statement encourages, but does not require, comparative disclosures for earlier periods at initial adoption. The Company does not expect the adoption of this statement to have a material impact on its financial condition and results of operations.

In April 2008, the FASB issued FSP FAS 142-3, "Determination of the Useful Life of Intangible Assets." This FSP provides guidance as to factors considered in developing renewal or extension assumptions used to determine the useful life of a recognized intangible asset under SFAS 142, "Goodwill and Other Intangible Assets." This guidance will be effective January 1, 2009. The adoption is not expected to have a material effect on the Company's results of operations or financial position.

In May 2008, the FASB issued SFAS No. 162, "The Hierarchy of Generally Accepted Accounting Principles." This standard formalizes minor changes in prioritizing accounting principles used in the preparation of financial statements that are presented in conformity with GAAP. This standard became effective November 15, 2008.

NOTE 3 - INVESTMENTS IN SECURITIES

Debt and equity securities have been classified in the consolidated balance sheets according to management's intent. The amortized cost of securities and their approximate fair values are as follows as of December 31:

	Amortized Cost Basis	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
Available-for-sale securities:				
December 31, 2008:				
Equity securities	$ 422	$ 0	$ 0	$ 422
Preferred stock	19,635	0	0	19,635
Debt securities issued by the U.S. Treasury and other U. S. government corporations and agencies	41,460,086	110,037	298,777	41,271,346
Debt securities issued by states of the United States and political subdivisions of the states	63,513,972	134,913	7,953,357	55,695,528
Money market mutual funds	1,476,999	0	0	1,476,999
Mortgage-backed securities	56,089,978	501,180	3,051,125	53,540,033
	162,561,092	746,130	11,303,259	152,003,963
Money market mutual funds included in cash and cash equivalents	(1,476,999)			(1,476,999)
	$161,084,093	$ 746,130	$11,303,259	$150,526,964
December 31, 2007:				
Equity securities	$ 3,031	$ 157,453	$ 0	$ 160,484
Preferred stock	2,975,000	0	1,149,730	1,825,270
Debt securities issued by the U.S. Treasury and other U. S. government corporations and agencies	47,224,654	4,492	370,330	46,858,816
Debt securities issued by states of the United States and political subdivisions of the states	58,707,327	11,409	1,739,673	56,979,063
Money market mutual funds	1,340,891	0	0	1,340,891
Mortgage-backed securities	41,910,517	99,631	456,627	41,553,521
	152,161,420	272,985	3,716,360	148,718,045
Money market mutual funds included in cash and cash equivalents	(1,340,891)			(1,340,891)
	$150,820,529	$ 272,985	$ 3,716,360	$147,377,154
Held-to-maturity securities:				
December 31, 2008:				
Mortgage-backed securities	$ 66,443	$ 59	$ 0	$ 66,502
December 31, 2007:				
Mortgage-backed securities	$ 70,798	$ 637	$ 0	$ 71,435

The scheduled maturities of debt securities were as follows as of December 31, 2008:

	Available-For-Sale	Held-To-Maturity	
	Fair Value	Amortized Cost Basis	Fair Value
Due after five years through ten years	$ 1,000,532	$ 0	$ 0
Due after ten years	95,966,342	0	0
Mortgage-backed securities	53,540,033	66,443	66,502
	$150,506,907	$ 66,443	$ 66,502

During 2008, proceeds from sales of available-for-sale securities amounted to $76,524,048. Gross realized gains and gross realized losses on those sales amounted to $572,014 and $75, respectively. During 2007, proceeds from sales of available-for-sale securities amounted to $63,597,747. Gross realized gains and gross realized losses on those sales amounted to $305,726 and $10,742, respectively. The tax provision applicable to these net realized gains amounted to $194,459 and $100,295, respectively.

The aggregate amortized cost basis and fair value of securities of issuers which exceeded 10% of shareholders' equity were as follows as of December 31, 2008.

Issuer	Amortized Cost Basis	Fair Value
Wells Fargo Mortgage Backed Securities	$9,670,772	$9,005,530

Total carrying amounts of $91,119,746 and $55,203,368 of debt securities were pledged to secure Federal Home Loan Bank advances, public deposits, securities sold under agreements to repurchase, treasury tax and loan and for other purposes as required by law as of December 31, 2008 and 2007, respectively.

The aggregate fair value and unrealized losses of securities that have been in a continuous unrealized loss position for less than twelve months and for twelve months or more, and are temporarily impaired, are as follows as of December 31:

	December 31, 2008					
	Less than 12 Months		12 Months or Longer		Total	
	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses
Debt securities issued by the U.S. Treasury and other U. S. government corporations and agencies	$15,701,224	$ 298,777	$ 0	$ 0	$15,701,224	$ 298,777
Debt securities issued by states of the United States and political subdivisions of the states	43,327,439	6,032,499	6,381,562	1,920,858	49,709,001	7,953,357
Mortgage-backed securities	24,195,458	2,513,223	5,570,852	537,902	29,766,310	3,051,125
Total temporarily impaired securities	$83,224,121	$8,844,499	$11,952,414	$2,458,760	$95,176,535	$11,303,259

	December 31, 2007					
	Less than 12 Months		12 Months or Longer		Total	
	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses
Preferred stock	$ 0	$ 0	$ 1,825,270	$1,149,730	$ 1,825,270	$1,149,730
Debt securities issued by the U.S. Treasury and other U. S. government corporations and agencies	8,963,668	20,009	33,518,205	350,321	42,481,873	370,330
Debt securities issued by states of the United States and political subdivisions of the states	46,754,407	1,684,443	1,314,923	55,230	48,069,330	1,739,673
Mortgage-backed securities	4,501,563	48,263	20,534,104	408,364	25,035,667	456,627
Total temporarily impaired securities	$60,219,638	$1,752,715	$57,192,502	$1,963,645	$117,412,140	$3,716,360

Securities exhibiting unrealized losses are analyzed to determine that the impairments are not other-than-temporary and the following information is considered. U.S. Government securities are backed by the full faith and credit of the United States and therefore bear no credit risk. U.S. Government agency securities, which have a significant impact in financial markets, have minimal credit risk. The unrealized losses at December 31, 2008 are mainly attributable to changes in market interest rates and current market inefficiencies. As Company management has the ability and intent to hold securities until anticipated recovery to cost basis occurs, no declines are deemed to be other than temporary.

NOTE 4 - LOANS

Loans consisted of the following as of December 31:

	2008	2007
Commercial, financial and agricultural	$ 20,784,842	$ 20,629,467
Real estate - construction and land development	33,342,610	28,927,954
Real estate - residential	177,048,233	158,599,546
Real estate - commercial	62,796,469	53,822,693
Consumer	5,551,172	8,004,931
Other	174,965	376,257
	299,698,291	270,360,848
Deferred costs, net	393,228	305,935
Unearned income	(61)	(615)
Allowance for loan losses	(2,724,024)	(2,474,893)
Net loans	$297,367,434	$268,191,275

Certain directors and executive officers of the Company and companies in which they have significant ownership interest were loan customers of the Bank during 2008. Total loans to such persons and their companies amounted to $1,146,982 as of December 31, 2008. During 2008, principal advances of $696,784 were made and repayments totaled $293,964 on such loans.

Changes in the allowance for loan losses were as follows for the years ended December 31:

	2008	2007
Balance at beginning of period	$2,474,893	$2,474,118
Provision for loan losses	1,279,099	0
Recoveries of loans previously charged off	45,050	103,564
Loans charged off	(1,075,018)	(102,789)
Balance at end of period	$2,724,024	$2,474,893

The following table sets forth information regarding nonaccrual loans and accruing loans 90 days or more overdue as of December 31:

	2008	2007
Total nonaccrual loans	$5,074,619	$1,007,890
Accruing loans which are 90 days or more overdue	$ 99,982	$ 816,581

Information about loans that meet the definition of an impaired loan in SFAS No. 114 is as follows as of December 31:

	2008		2007	
	Recorded Investment In Impaired Loans	Related Allowance For Credit Losses	Recorded Investment In Impaired Loans	Related Allowance For Credit Losses
Loans for which there is a related allowance for credit losses	$ 797,467	$ 82,592	$ 0	$0
Loans for which there is no related allowance for credit losses	3,709,479	0	0	0
Totals	$4,506,946	$ 82,592	$ 0	$0
Average recorded investment in impaired loans during the year ended December 31	$3,674,242		$ 0	
Related amount of interest income recognized during the time, in the year ended December 31, that the loans were impaired				
Total recognized	$ 16,234		$ 0	
Amount recognized using a cash-basis method of accounting	$ 16,234		$ 0	

In 2008 and 2007, the Bank capitalized mortgage-servicing rights totaling $132,437 and $59,882 respectively, and amortized $131,806 and $171,034, respectively. The balance of capitalized mortgage servicing rights included in other assets at December 31, 2008 and 2007 was $108,685 and $225,669, respectively.

Following is an analysis of the aggregate changes in the valuation allowance for mortgage servicing rights for the years ended December 31:

	2008	2007
Balance, beginning of year	$ 814	$ 1,451
Additions	127,648	2,451
Reductions	(10,033)	(3,088)
Balance, end of year	$118,429	$ 814

The fair value of the mortgage servicing rights was $134,547 and $562,911 as of December 31, 2008 and 2007, respectively.

Loans serviced for others are not included in the accompanying consolidated balance sheets. The unpaid principal balance of mortgage and other loans serviced for others was $54,072,990 and $48,696,731 at December 31, 2008 and 2007, respectively.

NOTE 5 - PREMISES AND EQUIPMENT

The following is a summary of premises and equipment as of December 31:

	2008	2007
Land	$ 775,844	$ 775,844
Buildings	6,619,537	6,281,851
Furniture and equipment	3,822,961	3,385,608
	11,218,342	10,443,303
Accumulated depreciation and amortization	(4,094,671)	(3,640,105)
	$7,123,671	$6,803,198

NOTE 6 - DEPOSITS

The aggregate amount of time deposit accounts in denominations of $100,000 or more as of December 31, 2008 and 2007 was $39,334,415 and $36,440,424, respectively.

There were no brokered time deposits outstanding as of December 31, 2008. The aggregate amount of brokered time deposits as of December 31, 2007 was $14,681,000. Brokered time deposits are not included in time deposit accounts in denominations of $100,000 or more above.

For time deposits as of December 31, 2008, the scheduled maturities for years ended December 31, are as follows:

2009	$ 73,026,261
2010	33,851,618
2011	9,159,329
2012	1,882,833
2013	7,599,798
	$125,519,839

Certain directors and executive officers of the Company and companies in which they have a significant ownership interest were deposit customers of the Bank during 2008. Total deposits of such persons and their companies amounted to $1,973,772 and $1,847,657 as of December 31, 2008 and 2007, respectively.

NOTE 7 - SECURITIES SOLD UNDER AGREEMENTS TO REPURCHASE

The securities sold under agreements to repurchase as of December 31, 2008 are securities sold on a short term basis by the Bank that have been accounted for not as sales but as borrowings. The securities consisted of bonds and mortgage-backed securities issued by Government-sponsored enterprises. The securities are pledged to the purchasers of the securities. The purchasers have agreed to sell to the Bank substantially identical securities at the maturity of the agreements.

NOTE 8 - FEDERAL HOME LOAN BANK ADVANCES

Advances consist of funds borrowed from the Federal Home Loan Bank of Boston (FHLB).

Maturities of advances from the FHLB for the five fiscal years ending after December 31, 2008, and thereafter, are summarized as follows:

2009	$ 23,495,766
2010	3,551,427
2011	12,196,777
2012	6,635,584
2013	11,569,201
Thereafter	30,410,661
Fair value adjustment	54,251
	$87,913,667

As of December 31, 2008, the following advances from the FHLB were redeemable at par at the option of the FHLB:

MATURITY DATE	OPTIONAL REDEMPTION DATE	AMOUNT
4/27/2009	1/26/2009	$ 500,000
4/27/2009	1/26/2009	500,000
2/8/2010	2/6/2009 and quarterly thereafter	600,000
12/15/2010	3/16/2009 and quarterly thereafter	800,000
12/20/2010	3/20/2009 and quarterly thereafter	500,000
2/28/2011	2/26/2009 and quarterly thereafter	10,000,000
3/1/2011	3/2/2009 and quarterly thereafter	500,000
3/2/2012	3/2/2009 and quarterly thereafter	5,000,000
12/16/2013	3/16/2009 and quarterly thereafter	10,000,000
12/12/2016	3/12/2009 and quarterly thereafter	15,000,000
7/31/2017	2/2/2009 and quarterly thereafter	6,000,000
7/2/2018	6/30/2011	7,000,000

Amortizing advances are repaid in equal monthly payments and are amortized from the date of the advance to the maturity date on a direct reduction basis.

Borrowings from the FHLB are secured by a blanket lien on qualified collateral, consisting primarily of loans with first mortgages secured by one to four family properties, certain unencumbered investment securities and other qualified assets.

At December 31, 2008, the interest rates on FHLB advances ranged from .0625 percent to 6.30 percent. At December 31, 2008, the weighted average interest rate on FHLB advances was 3.35 percent.

NOTE 9 - EMPLOYEE BENEFITS

The Bank has an insured noncontributory defined benefit retirement plan available to employees eligible as to age and length of service. Benefits are based on a covered employee's final average compensation, primary social security benefit and credited service. The Bank makes annual contributions which meet the Employee Retirement Income Security Act minimum funding requirements.

In 2006, the plan was amended, effective September 1, 2006, to provide that employees hired or rehired on or after September 1, 2006 are not eligible to participate in the plan.

The following tables set forth information about the plan as of December 31, and the years then ended, using a measurement date of December 31:

	2008	2007
Change in projected benefit obligation:		
Benefit obligation at beginning of year	$ 6,359,101	$ 6,027,929
Actuarial gain	(266,905)	(229,821)
Service cost	403,808	437,740
Interest cost	366,950	342,022
Benefits paid	(187,408)	(218,769)
Benefit obligation at end of year	6,675,546	6,359,101
Change in plan assets:		
Plan assets at estimated fair value at beginning of year	5,800,945	5,016,664
Actual return on plan assets	(1,236,871)	503,050
Contributions by employer	500,000	500,000
Benefits paid	(187,408)	(218,769)
Fair value of plan assets at end of year	4,876,666	5,800,945
Funded status and recognized liability included in other liabilities on the balance sheet	$(1,798,880)	$ (558,156)

Amounts recognized in accumulated other comprehensive loss, before tax effect, consist of:

	December 31,	
	2008	2007
Net loss	$2,935,986	$1,583,889
Prior service cost	18	910
	$2,936,004	$1,584,799

The accumulated benefit obligation for the plan was $4,958,716 and $4,602,777 at December 31, 2008 and 2007, respectively.

The discount rate used in determining the actuarial present value of the projected benefit obligation was 6.0% for 2008 and 2007. The rate of increase in future compensation levels was based on the following graded table for 2008 and 2007:

AGE	RATE
25	4.75%
35	4.25%
45	3.75%
55	3.25%
65	3.00%

Components of net periodic cost are as follows for the years ended December 31:

	2008	2007
Service cost	$ 403,808	$ 437,740
Interest cost on benefit obligation	366,950	342,022
Expected return on plan assets	(426,992)	(368,942)
Amortization of prior service cost	892	893
Recognized net loss	44,861	68,236
Net periodic benefit cost	389,519	479,949
Other changes in plan assets and benefit obligations recognized in other comprehensive loss:		
Net actuarial loss (gain)	1,396,958	(363,929)
Amortization of net loss	(44,861)	(68,236)
Prior service cost	(892)	(893)
Total recognized in other comprehensive loss	1,351,205	(433,058)
Total recognized in net periodic cost and other comprehensive loss	$1,740,724	$ 46,891

The estimated net loss and prior service cost that will be amortized from accumulated other comprehensive loss into net periodic benefit cost over the year ended December 31, 2009 are $123,150 and $18, respectively.

The discount rate used to determine the net periodic benefit cost was 6.00% for 2008 and 2007; and the expected return on plan assets was 7.50% for 2008 and 2007.

The graded table above was also used for the rate of compensation increase in determining the net periodic benefit cost in 2008 and 2007.

Pension expense is calculated based upon a number of actuarial assumptions, including an expected long-term rate of return on pension plan assets of 7.50% for 2008. In developing the expected long-term rate of return assumption, asset class return expectations were evaluated as well as long-term inflation assumptions, and historical returns based on the current target asset allocations of 55% equity and 40% fixed income and 5% cash equivalents. The Bank regularly reviews the asset allocations and periodically rebalances investments when considered appropriate. While all future forecasting contains some level of estimation error, the Bank believes that 7.50% falls within a range of reasonable long-term rate of return expectations for pension plan assets. The Bank will continue to evaluate the actuarial assumptions, including expected rate of return, at least annually, and will adjust as necessary.

Plan Assets:

The pension plan investments are co-managed by the Trust and Investment Services division of the Bank and Bradley, Foster and Sargent, Inc. The investments in the plan are reviewed and approved by the Trust Committee. The asset allocation of the plan is a balanced allocation. Debt securities are timed to mature when employees are due to retire. Debt securities are laddered for coupon and maturity. Equities are put in the plan to achieve a balanced allocation and to provide growth of the principal portion of the plan and to provide diversification. The Trust Committee reviews the policies of the plan. The prudent investor rule and applicable ERISA regulations apply to the management of the funds and investment selections.

The Bank's pension plan asset allocations by asset category are as follows:

	December 31, 2008		December 31, 2007	
Asset Category	Fair Value	Percent	Fair Value	Percent
Equity securities	$2,899,682	59.5%	$3,407,281	58.7%
U.S. Government treasury and agency securities	517,327	10.6	1,252,945	21.6
Corporate bonds	560,643	11.5	122,687	2.1
Mutual funds	266,438	5.5	296,365	5.1
Money market mutual funds	566,812	11.6	617,567	10.7
Certificates of deposit	65,764	1.3	104,100	1.8
Total	$4,876,666	100.0%	$5,800,945	100.0%

There were no securities of the Bancorp and related parties included in plan assets as of December 31, 2008 and 2007.

Based on current data and assumptions, the following benefits are expected to be paid for each of the following five years and, in the aggregate, the five years thereafter:

2009	$ 1,109,000
2010	212,000
2011	117,000
2012	304,000
2013	356,000
2014 - 2018	2,809,000

The Bank expects to make a contribution of $485,000 in 2009.

The Bank offers a 401(k) Plan to eligible employees. Under the Plan, eligible participants may contribute a percentage of their pay subject to IRS limitations. The Bank may make discretionary contributions to the Plan.

Effective September 1, 2006, the 401(k) Plan was amended to provide that employees hired or rehired after September 1, 2006 are not eligible to participate in the plan. The Bank has established a second 401(k) Plan to provide a discretionary match to employees hired or rehired on or after September 1, 2006 who satisfy certain eligibility requirements.

The Bank's contribution expense for the 401(k) Plans in the years ended December 31, 2008 and 2007 amounted to $105,000 and $99,983, respectively. Discretionary contributions vest in full after five years.

The Bank entered into a Supplemental Retirement Plan Agreement with its Chief Executive Officer that provides for supplemental post retirement payments for a ten year period as described in the agreement. The related liability was $163,281 and $90,641 at December 31, 2008 and 2007, respectively. The related expense amounted to $72,640 and $12,643 for the years ended December 31, 2008 and 2007, respectively.

As of December 31, 2008, fifteen of the Bank's officers have a change in control agreement (agreement) with the Bank. The agreements provide that if, within twelve (12) months after a "change-in-control" has occurred, the officer's employment terminates or is reassigned under defined circumstances, then the Bank and/or its successor shall pay the officer a lump sum amount equal to the officer's most recent aggregate base salary paid in the twelve (12) month period immediately preceding his or her termination or reassignment, less amounts previously paid from the date of "change in control." See Note 22, Subsequent Events.

In 2008, the Company adopted EITF Issue 06-4 and recognized a liability for the Company's future postretirement benefit obligations under endorsement split-dollar life insurance arrangements. The Company recognized this change in accounting principle as a cumulative effect adjustment to retained earnings of $283,065. The total liability for the arrangements included in other liabilities was $325,470 at December 31, 2008. Expense under this arrangement was $42,405 for 2008.

NOTE 10 - INCOME TAX (BENEFIT) EXPENSE

The components of income tax (benefit) expense are as follows for the years ended December 31:

	2008	2007
Current:		
Federal	$ 398,088	$774,753
State	118,198	60,468
	516,286	835,221
Deferred:		
Federal	(1,016,671)	24,785
State	0	0
Change in valuation allowance	79,100	10,000
	(937,571)	34,785
Total income tax (benefit) expense	$ (421,285)	$870,006

The reasons for the differences between the statutory federal income tax rate and the effective tax rates are summarized as follows for the years ended December 31:

	2008 % of Income	2007 % of Income
Federal income tax at statutory rate	34.0%	34.0%
Increase (decrease) in tax resulting from:		
Tax-exempt income and dividends received deduction	(135.4)	(19.1)
Other items	16.9	2.6
State tax, net of federal tax benefit	11.4	0.9
Change in valuation allowance	11.6	0.2
Effective tax rates	(61.5)%	18.6%

The Company had gross deferred tax assets and gross deferred tax liabilities as follows as of December 31:

	2008	2007
Deferred tax assets:		
Allowance for loan losses	$ 703,472	$ 618,527
Interest on non-performing loans	135,288	22,710
Accrued deferred compensation	55,284	30,584
Post-retirement benefits	21,420	22,440
Other real estate owned property write-down	22,100	22,100
Capital loss carry forward	349,266	398,191
Unrecognized pension expense – FASB No. 158	998,241	538,832
Write-down of securities	1,004,827	0
Net unrealized holding loss on available-for-sale securities	3,589,424	1,170,748
Gross deferred tax assets	6,879,322	2,824,132
Valuation allowance	(349,266)	(270,166)
	6,530,056	2,553,966
Deferred tax liabilities:		
Deferred loan costs, net	(133,698)	(104,018)
Goodwill and core deposit intangible asset	(682,255)	(662,257)
Accelerated depreciation	(1,039,137)	(957,538)
Mark-to-market purchase accounting adjustments	(54,571)	(23,204)
Mortgage servicing rights	(36,953)	(76,728)
Prepaid pension	(386,623)	(349,059)
Gross deferred tax liabilities	(2,333,237)	(2,172,804)
Net deferred tax asset	$4,196,819	$ 381,162

As of December 31, 2008, the Company had no operating loss and tax credit carryovers for tax purposes.

In assessing the ability to realize deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the reversal of deferred tax liabilities and generation of future taxable income during the periods in which those temporary differences become deductible. Management considers the scheduled reversal of deferred tax liabilities, projected future taxable income and tax planning strategies in making this assessment. Based upon such information, management believes it is more likely than not the Company will realize the benefits of the deferred tax assets, net of the valuation allowance provided, as of December 31, 2008.

The Company adopted FASB interpretation No. 48, "Accounting for Uncertainty in Income Taxes – an interpretation of FASB Statement 109" (FIN 48) as of December 31, 2008. It is the Company's policy to provide for uncertain tax positions and the related interest and penalties based upon management's assessment of whether a tax benefit is more likely than not to be sustained upon examination by tax authorities. There was no effect on the Company's balance sheet or income statement from adoption of FIN 48.

NOTE 11 - COMMITMENTS AND CONTINGENT LIABILITIES

Commitments

The Bank has entered into an agreement with a third party in which the third party is to provide the Bank with account processing services and other miscellaneous services. Under the agreement, the Bank is obligated to pay monthly processing fees through August 5, 2010. In the event the Bank chooses to cancel the agreement prior to the end of the contract term a lump sum termination fee will have to be paid. The fee shall be calculated as the average monthly billing, exclusive of pass through costs for the past twelve months, multiplied by the number of months and any portion of a month remaining in the contract term.

Contingent Liabilities

The Bank individually and in its capacity as a former Co-trustee of a Revocable Trust (Trust), has been named as a defendant in litigation currently pending in Connecticut Complex Litigation Docket in Stamford, CT (Action).

The Action involves a dispute over title to certain real property located in Westport, Connecticut that was conveyed by the grantor to the Trust on or about August 8, 2007. Subsequent to this conveyance, the Bank granted a loan of $3,386,609 to the Trust, which was secured by an open-end commercial mortgage in favor of the Bank on the Westport property. The underlying loan is outstanding as of December 31, 2008.

The gravamen of the plaintiff's claim in the Action is that he had an interest in the Westport real property transferred to the Trust of which he was wrongfully divested on account of the actions of the defendants. In the Action, the plaintiff seeks to quiet title to the property and to recover money damages from the defendants for the alleged wrongful divestiture of his claimed interest in the property.

In addition to the mortgage on the property, the Bank, at the time of the financing referenced above, acquired a lender's title insurance policy from the Chicago Title and Insurance Company, which is providing a defense to the Bank under a reservation of rights. The Bank denies any wrongdoing and is actively defending the case. The Bank has filed a motion to dismiss and/or stay the lawsuit pending resolution of a parallel action pending in New York Surrogate's Court to which the Bank is not a party. No discovery has been taken to date. At this time, the Company is unable to reasonably evaluate the likely outcome of the Action, or to reasonably estimate the amount of any potential loss, if any.

NOTE 12 - FAIR VALUE MEASUREMENTS

Effective January 1, 2008, the Company adopted Statement of Financial Accounting Standards No. 157 (SFAS 157), Fair Value Measurements, which provides a framework for measuring fair value under generally accepted accounting principles. The Company also adopted SFAS No. 159, The Fair Value Option for Financial Assets and Financial Liabilities, including an amendment of FASB Statement No. 115. SFAS No. 159 allows an entity the irrevocable option to elect fair value for the initial and subsequent measurement for certain financial assets and liabilities on a contract-by-contract basis. The Company did not elect fair value treatment for any financial assets or liabilities upon adoption.

In accordance with SFAS 157, the Company groups its financial assets and financial liabilities measured at fair value in three levels, based on the markets in which the assets and liabilities are traded and the reliability of the assumptions used to determine fair value.

Level 1 - Valuations for assets and liabilities traded in active exchange markets, such as the New York Stock Exchange. Level 1 also includes U.S. Treasury, other U.S. Government and agency mortgage-backed securities that are traded by dealers or brokers in active markets. Valuations are obtained from readily available pricing sources for market transactions involving identical assets or liabilities.

Level 2 - Valuations for assets and liabilities traded in less active dealer or broker markets. Valuations are obtained from third party pricing services for identical or comparable assets or liabilities.

Level 3 - Valuations for assets and liabilities that are derived from other methodologies, including option pricing models, discounted cash flow models and similar techniques, are not based on market exchange, dealer, or broker traded transactions. Level 3 valuations incorporate certain assumptions and projections in determining the fair value assigned to such assets and liabilities.

A financial instrument's level within the fair value hierarchy is based on the lowest level of input that is significant to the fair value measurement.

A description of the valuation methodologies used for instruments measured at fair value, as well as the general classification of such instruments pursuant to the valuation hierarchy, is set forth below. These valuation methodologies were applied to all of the Company's financial assets and financial liabilities carried at fair value for December 31, 2008.

The Company's cash instruments are generally classified within level 1 or level 2 of the fair value hierarchy because they are valued using quoted market prices, broker or dealer quotations, or alternative pricing sources with reasonable levels of price transparency.

The Company's investments in debt securities and mortgage-backed securities available-for-sale are generally classified within level 2 of the fair value hierarchy. For these securities, the Company obtains fair value measurements from independent pricing services. The fair value measurements consider observable data that may include dealer quotes, market spreads, cash flows, the U.S. treasury yield curve, trading levels, market consensus prepayment speeds, credit information and the instrument's terms and conditions.

Level 3 is for positions that are not traded in active markets or are subject to transfer restrictions, valuations are adjusted to reflect illiquidity and/or non-transferability, and such adjustments are generally based on available market evidence. In the absence of such evidence, management's best estimate is used. Subsequent to inception, management only changes level 3 inputs and assumptions when corroborated by evidence such as transactions in similar instruments, completed or pending third-party transactions in the underlying investment or comparable entities, subsequent rounds of financing, recapitalization and other transactions across the capital structure, offerings in the equity or debt markets, and changes in financial ratios or cash flows.

The Company's impaired loans are reported at the fair value of the underlying collateral if repayment is expected solely from the collateral. Collateral values are estimated using level 2 inputs based upon appraisals of similar properties obtained from a third party.

The following summarizes assets measured at fair value for the period ending December 31, 2008.

Assets measured at Fair Value on a recurring basis:

	Fair Value Measurements at Reporting Date Using:			
	December 31, 2008	Quoted Prices in Active Markets for Identical Assets Level 1	Significant Other Observable Inputs Level 2	Significant Unobservable Inputs Level 3
Securities available-for-sale	$150,526,964	$ 19,635	$148,747,605	$1,759,724
Impaired loans	714,875	0	714,875	0
Totals	$151,241,839	$ 19,635	$149,462,480	$1,759,724

	Fair Value Measurements Using Significant Unobservable Inputs Level 3	
	Available-for-Sale Securities	Total
Beginning balance January 1, 2008	$ 1,700,281	$ 1,700,281
Total gains or losses (realized/unrealized)		
Included in earnings		
Included in other comprehensive loss	(674,335)	(674,335)
Amortization of securities, net	(6,287)	(6,287)
Transfers in and/or out of Level 3	740,065	740,065
Ending balance, December 31, 2008	$ 1,759,724	$ 1,759,724
The amount of total gains or losses for the period included in earnings attributable to the change in unrealized gains or losses relating to assets still held at the reporting date	$ 0	$ 0

The estimated fair values of the Bank's financial instruments, all of which are held or issued for purposes other than trading, are as follows as of December 31:

	2008		2007	
	Carrying Amount	Fair Value	Carrying Amount	Fair Value
Financial assets:				
Cash and cash equivalents	$ 9,659,803	$ 9,659,803	$ 15,178,195	$ 15,178,195
Available-for-sale securities	150,526,964	150,526,964	147,377,154	147,377,154
Held-to-maturity securities	66,443	66,502	70,798	71,435
Federal Home Loan Bank stock	5,323,000	5,323,000	5,176,100	5,176,100
Loans held-for-sale	2,314,250	2,330,092	120,000	121,403
Loans, net	297,367,434	287,062,745	268,191,275	264,217,484
Accrued interest receivable	2,704,385	2,704,385	2,538,607	2,538,607
Financial liabilities:				
Deposits	$344,925,232	$ 346,035,072	$ 317,741,269	$ 318,498,739
Securities sold under agreements to repurchase	11,203,289	11,203,289	0	0
FHLB advances	87,913,667	90,205,661	95,011,155	95,183,700
Due to broker	7,631,919	7,631,919	0	0

The carrying amounts of financial instruments shown in the above table are included in the consolidated balance sheets under the indicated captions. Accounting policies related to financial instruments are described in Note 2.

NOTE 13 - FINANCIAL INSTRUMENTS

The Bank is a party to financial instruments with off-balance-sheet risk in the normal course of business to meet the financing needs of its customers. These financial instruments include commitments to originate loans, standby letters of credit and unadvanced funds on loans. The instruments involve, to varying degrees, elements of credit risk in excess of the amount recognized in the balance sheets. The contract amounts of those instruments reflect the extent of involvement the Bank has in particular classes of financial instruments.

The Bank's exposure to credit loss in the event of nonperformance by the other party to the financial instrument for loan commitments and standby letters of credit is represented by the contractual amounts of those instruments. The Bank uses the same credit policies in making commitments and conditional obligations as it does for on-balance sheet instruments.

Commitments to originate loans are agreements to lend to a customer provided there is no violation of any condition established in the contract. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. Since many of the commitments are expected to expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements. The Bank evaluates each customer's creditworthiness on a case-by-case basis. The amount of collateral obtained, if deemed necessary by the Bank upon extension of credit, is based on management's credit evaluation of the borrower. Collateral held varies, but may include secured interests in mortgages, accounts receivable, inventory, property, plant and equipment and income producing properties.

Standby letters of credit are conditional commitments issued by the Bank to guarantee the performance by a customer to a third party. The credit risk involved in issuing letters of credit is essentially the same as that involved in extending loan facilities to customers. As of December 31, 2008 and 2007, the maximum potential amount of the Bank s obligation was $2,800 and $12,800, respectively, for financial and standby letters of credit. The Bank s outstanding letters of credit generally have a term of less than one year. If a letter of credit is drawn upon, the Bank may seek recourse through the customer s underlying line of credit. If the customer s line of credit is also in default, the Bank may take possession of the collateral, if any, securing the line of credit.

The amounts of financial instrument liabilities with off-balance sheet credit risk are as follows as of December 31:

	2008	2007
Commitments to originate loans	$ 5,450,832	$ 9,002,416
Standby letters of credit	2,800	12,800
Unadvanced portions of loans:		
Home equity	25,496,268	26,511,813
Commercial lines of credit	10,423,342	10,482,619
Construction	4,740,207	6,178,958
Consumer	1,745,694	7,129,237
	$47,859,143	$59,317,843

There is no material difference between the notional amounts and the estimated fair values of the off-balance sheet liabilities.

NOTE 14 - SIGNIFICANT GROUP CONCENTRATIONS OF CREDIT RISK

Most of the Bank's business activity is with customers located in northwestern Connecticut and nearby New York and Massachusetts towns. There are no concentrations of credit to borrowers that have similar economic characteristics. The majority of the Bank's loan portfolio is comprised of loans collateralized by real estate located in northwestern Connecticut and nearby New York and Massachusetts towns.

NOTE 15 - REGULATORY MATTERS

Bancorp and its subsidiary, the Bank, are subject to various regulatory capital requirements administered by federal banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory and possibly additional discretionary actions by regulators that, if undertaken, could have a direct material effect on the Company's and the Bank s financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Company and the Bank must meet specific capital guidelines that involve quantitative measures of their assets, liabilities and certain off-balance-sheet items as calculated under regulatory accounting practices. Their capital amounts and classification are also subject to qualitative judgments by the regulators about components, risk weightings and other factors.

Quantitative measures established by regulation to ensure capital adequacy require the Company and the Bank to maintain minimum amounts and ratios (set forth in the table below) of total and Tier 1 capital (as defined in the regulations) to risk-weighted assets (as defined), and of Tier 1 capital to average assets (as defined). Management believes, as of December 31, 2008 and 2007, that the Company and the Bank meet all capital adequacy requirements to which they are subject.

As of December 31, 2008, the most recent notification from the Federal Deposit Insurance Corporation categorized the Bank as well capitalized under the regulatory framework for prompt corrective action. To be categorized as well capitalized the Bank must maintain minimum total risk-based, Tier 1 risk-based and Tier 1 leverage ratios as set forth in the table. The Company s and the Bank s actual capital amounts and ratios are also presented in the table.

There are no conditions or events since that notification that management believes have changed the Bank's categorization.

	Actual		For Capital Adequacy Purposes		To Be Well Capitalized Under Prompt Corrective Action Provisions	
	Amount	Ratio	Amount	Ratio	Amount	Ratio
	(Dollar amounts in thousands)					
As of December 31, 2008:						
Total Capital (to Risk Weighted Assets)						
Consolidated	$39,610	11.59%	$27,336	≥8.0%	N/A	
Salisbury Bank and Trust Company	38,593	11.34	27,233	≥8.0	$34,042	≥10.0%
Tier 1 Capital (to Risk Weighted Assets)						
Consolidated	36,851	10.78	13,668	≥4.0	N/A	
Salisbury Bank and Trust Company	35,835	10.53	13,617	≥4.0	20,425	≥6.0
Tier 1 Capital (to Average Assets)						
Consolidated	36,851	7.74	19,049	≥4.0	N/A	
Salisbury Bank and Trust Company	35,835	7.52	19,049	≥4.0	23,811	≥5.0
As of December 31, 2007:						
Total Capital (to Risk Weighted Assets)						
Consolidated	$39,545	15.00%	$21,087	≥8.0%	N/A	
Salisbury Bank and Trust Company	38,683	14.69	21,069	≥8.0	$26,336	≥10.0%
Tier 1 Capital (to Risk Weighted Assets)						
Consolidated	37,070	14.06	10,544	≥4.0	N/A	
Salisbury Bank and Trust Company	36,174	13.74	10,534	≥4.0	15,801	≥6.0
Tier 1 Capital (to Average Assets)						
Consolidated	37,070	8.24	17,988	≥4.0	N/A	
Salisbury Bank and Trust Company	36,174	8.06	17,945	≥4.0	22,431	≥5.0

The declaration of cash dividends is dependent on a number of factors, including regulatory limitations, and the Company's operating results and financial condition. The stockholders of Bancorp will be entitled to dividends only when, and if, declared by the Bancorp's Board of Directors out of funds legally available therefore. The declaration of future dividends will be subject to favorable operating results, financial conditions, tax considerations, and other factors.

Under Connecticut law, the Bank may pay dividends only out of net profits. The Connecticut Banking Commissioner s approval is required for dividend payments which exceed the current year s net profits and retained net profits from the preceding two years. As of December 31, 2008, the Bank may declare dividends to Bancorp in an amount not to exceed $3,475,791.

NOTE 16 - DIRECTORS STOCK RETAINER PLAN

At the 2001 annual meeting the shareholders of Bancorp voted to approve the Directors Stock Retainer Plan of Salisbury Bancorp, Inc. (Plan). This Plan provides non-employee directors of the Company with shares of restricted stock of Bancorp as a component of their compensation for services as directors. The maximum number of shares of stock that may be issued pursuant to the Plan is 15,000. The first grant date under this Plan preceded the 2002 annual meeting of stockholders. Each director whose term of office begins with or continues after the date the Plan was approved by the stockholders is issued an annual stock retainer consisting of 120 shares of fully vested restricted common stock of Bancorp. In 2008 and 2007, 840 shares were issued under the Plan and the related compensation expense amounted to $27,720 and $30,450, respectively.

NOTE 17 - ACQUISITION

On August 1, 2007, the Bank opened a full service branch office in Dover Plains, New York. The opening of the branch reflects consummation on July 31, 2007 of the purchase of a branch office in Mt. Vernon, New York by the Bank pursuant to the Purchase and Assumption Agreement dated October 3, 2006 by and between the Bank and New York Community Bank. Such branch was relocated to Dover Plains, New York and opened for business August 1, 2007.

The assets acquired and liabilities assumed have been recorded by the Company at their fair values at the consummation date. Goodwill recorded totaled $319,407 and will be analyzed for impairment on at least an annual basis. Financial statement amounts for the transaction are included in the Company's consolidated financial statements beginning on the acquisition date. A summary is included in the supplemental disclosure in the cash flow statement.

NOTE 18 - GOODWILL AND INTANGIBLE ASSETS

The Company's assets as of December 31, 2008 and 2007 include goodwill of $2,357,884 relating to the purchase of a branch of a bank in 2001 and $7,151,421 of additional goodwill from the 2004 merger with Canaan National Bancorp, Inc. In 2007, the Company recorded $319,407 of additional goodwill from the purchase of a branch of a bank in Mt. Vernon, NY. See Note 17.

The Company evaluated its goodwill and intangible assets as of December 31, 2008 and 2007 and found no impairment.

A summary of acquired amortizing intangible assets is as follows:

	As of December 31, 2008		
	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount
Core deposit intangible-People's Bank branch purchase	$ 888,606	$ 498,418	$ 390,188
Core deposit intangible-Canaan National merger	1,191,279	416,399	774,880
Total	$2,079,885	$ 914,817	$1,165,068

	As of December 31, 2007		
	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount
Core deposit intangible-People's Bank branch purchase	$ 888,606	$ 430,064	$ 458,542
Core deposit intangible-Canaan National merger	1,191,279	320,538	870,741
Total	$2,079,885	$ 750,602	$1,329,283

Amortization expense was $164,215 and $164,216, respectively, for the years ending December 31, 2008 and 2007. Amortization is being calculated on a straight-line basis.

Estimated amortization expense for each of the five years succeeding 2008 and thereafter is as follows:

2009	$ 164,216
2010	164,216
2011	164,216
2012	164,216
2013	164,216
Thereafter	343,988
	$1,165,068

NOTE 19 - RECLASSIFICATION

Certain amounts in the prior year have been reclassified to be consistent with the current year's statement presentation.

NOTE 20 - PARENT COMPANY ONLY FINANCIAL STATEMENTS

The following condensed financial statements are for Salisbury Bancorp, Inc. (Parent Company Only) and should be read in conjunction with the Consolidated Financial Statements of Salisbury Bancorp, Inc. and Subsidiary.

SALISBURY BANCORP, INC.
(Parent Company Only)
BALANCE SHEETS
December 31, 2008 and 2007

ASSETS	2008	2007
Money market mutual funds	$ 1,476,999	$ 1,340,891
Cash in Salisbury Bank and Trust Company	709	6,316
Cash and cash equivalents	1,477,708	1,347,207
Investment in subsidiary	37,923,873	44,668,437
Other assets	9,792	2,910
Total assets	$39,411,373	$46,018,554
LIABILITIES AND SHAREHOLDERS' EQUITY		
Dividends payable	$ 472,041	$ 454,956
Total liabilities	472,041	454,956
Total shareholders' equity	38,939,332	45,563,598
Total liabilities and shareholders' equity	$39,411,373	$46,018,554

SALISBURY BANCORP, INC.
(Parent Company Only)
STATEMENTS OF INCOME
Years Ended December 31, 2008 and 2007

	2008	2007
Dividend income from subsidiary	$2,000,000	$1,920,000
Taxable interest on securities	16,452	48,487
	2,016,452	1,968,487
Professional fees	10,756	33,950
Supplies and printing	4,900	380
Other expense	30,082	22,716
	45,738	57,046
Income before income tax benefit and equity in net (loss) income of subsidiary	1,970,714	1,911,441
Income tax benefit	(9,792)	(2,909)
Income before equity in net (loss) income of subsidiary	1,980,506	1,914,350
Equity in net (loss) income of subsidiary	(874,625)	1,885,698
Net income	$1,105,881	$3,800,048

SALISBURY BANCORP, INC.
(Parent Company Only)
STATEMENTS OF CASH FLOWS
Years Ended December 31, 2008 and 2007

	2008	2007
Cash flows from operating activities:		
Net income	$1,105,881	$3,800,048
Adjustments to reconcile net income to net cash provided by operating activities:		
Equity in net loss (income) of subsidiary	874,625	(1,885,698)
(Increase) decrease in taxes receivable	(6,882)	2,559
Issuance of shares for Directors' fees	27,720	30,450
Net cash provided by operating activities	2,001,344	1,947,359
Cash flows from financing activities:		
Dividends paid	(1,870,843)	(1,802,527)
Net cash used in financing activities	(1,870,843)	(1,802,527)
Net increase in cash and cash equivalents	130,501	144,832
Cash and cash equivalents at beginning of year	1,347,207	1,202,375
Cash and cash equivalents at end of year	$ 1,477,708	$ 1,347,207

NOTE 21 - QUARTERLY RESULTS OF OPERATIONS (UNAUDITED)

Summarized quarterly financial data for 2008 and 2007 follows:

	(In thousands, except earnings per share) 2008 Quarters Ended			
	March 31	June 30	Sept. 30	Dec. 31
Interest and dividend income	$6,668	$6,591	$6,712	$6,586
Interest expense	3,008	2,710	2,587	2,520
Net interest and dividend income	3,660	3,881	4,125	4,066
Provision for loan losses	60	110	520	589
Other income (charge)	1,433	1,153	(1,345)	1,000
Other expense	3,651	3,696	3,835	4,827
Income (loss) before income taxes	1,382	1,228	(1,575)	(350)
Income tax expense (benefit)	301	245	337	(1,304)
Net income (loss)	$1,081	$ 983	$(1,912)	$ 954
Earnings (loss) per common share	$ .64	$ .58	$ (1.13)	$ .57

	(In thousands, except earnings per share) 2007 Quarters Ended			
	March 31	June 30	Sept. 30	Dec. 31
Interest and dividend income	$6,437	$6,360	$6,602	$6,753
Interest expense	3,071	2,997	3,167	3,197
Net interest and dividend income	3,366	3,363	3,435	3,556
Provision for loan losses	0	0	0	0
Other income	1,124	1,115	1,060	1,165
Other expense	3,319	3,305	3,401	3,489
Income before income taxes	1,171	1,173	1,094	1,232
Income tax expense	237	224	177	232
Net income	$ 934	$ 949	$ 917	$1,000
Earnings per common share	$ .55	$ .56	$ .54	$ .59

NOTE 22 - SUBSEQUENT EVENT

On November 13, 2008, the Company applied for participation in the Treasury TARP CPP under the EESA and the rules and regulations promulgated thereunder (collectively, the Act). On January 7, 2009, the Treasury preliminarily approved the Company's application in the amount of $8,816,000. At the time of Treasury preliminary approval, the Company's Certificate of Incorporation did not permit the issuance of preferred stock. A Special Meeting of Shareholders of the Company was held on March 10, 2009, and Shareholders voted to approve an amendment to the Company's Certificate of Incorporation to authorize a class of 25,000 shares of preferred stock, par value $0.01 per share.

The Company closed the TARP CPP transaction on March 13, 2009 in the amount of $8,816,000. The Company issued to the Treasury 8,816 shares of Preferred Stock together with a warrant to purchase 57,671 shares of Company common stock at $22.93 per share, which warrant, if exercised in full, would dilute the percentage ownership of the holders of Company common stock by approximately 3.3%. If the Company redeems all of the shares of Preferred Stock, it has first refusal rights to buy back the warrant or the shares received upon exercise of the warrant at their fair market value if they are then held by the Treasury. As a condition of the closing, the Company amended the change in control agreements described in Note 9. The amendment prohibits any payments relating to the change in control agreements to the specified officers during the period in which any obligation arising under the TARP CPP remains outstanding.

The Preferred Stock qualifies as Tier 1 capital for regulatory purposes and ranks senior to the Company's common stock in the payment of dividends or upon liquidation. The Preferred Stock purchased by the Treasury pays a cumulative dividend rate of 5% per annum for the first five years it is outstanding and thereafter at a rate of 9% per annum. The Preferred Stock is non-voting, other than voting rights on matters that could adversely affect the Preferred Stock and in the event the Company is in arrears on six quarterly dividend payments on the Preferred Stock, in which case, the holder of the Preferred Stock may elect two directors to the Company's Board of Directors until all dividends have been paid in full for four consecutive quarterly dividends. The Preferred Stock may be redeemed by the Company at 100% of its issue price plus any accrued and unpaid dividends. The Treasury's consent will be required for any increase in Company common stock dividends per share or any repurchase of Company common stock until the earlier of the third anniversary of the date of the investment or the transfer by the Treasury of all of the shares of Preferred Stock.

MARKET FOR REGISTRANT'S COMMON EQUITY, RELATED SHAREHOLDER MATTERS AND ISSUER PURCHASES OF EQUITY SECURITIES

Market Information

The Company's common stock is traded on The NYSE AMEX under the symbol "SAL". The following table presents the high and low sales prices of the Company's common stock.

	2008 Quarters				*2007 Quarters*			
	4th	***3rd***	***2nd***	***1st***	*4th*	*3rd*	*2nd*	*1st*
Range of Stock prices:								
High	**$29.25**	**$31.10**	**$34.45**	**$34.10**	$34.95	$34.10	$36.90	$38.50
Low	**$21.50**	**$26.80**	**$28.65**	**$19.90**	$30.75	$31.00	$32.30	$34.70

Holders

There were approximately 750 holders of record of the common stock of the Company as of March 20, 2009. This number includes brokerage firms and other financial institutions which hold stock in their name, but which is actually owned by third parties.

Dividends

Dividends are currently considered four times a year, and the Company expects to follow such practice in the future. During the year 2008, the Company declared a cash dividend each quarter of $.28 per share. Dividends declared for the year 2008 totaled $1.12 per share which compared to total dividends of $1.08 that were declared in the year 2007. At their March 27, 2009 meeting, the Directors of the Company declared a cash dividend of $.28 per share for the first quarter of 2009. The dividend will be paid on April 30, 2009 to shareholders of record as of April 16, 2009. Payments of all dividends are dependent upon the condition and earnings of the Company. The Company's ability to pay dividends is limited by the prudent banking principles applicable to all bank holding companies and by the provisions of Connecticut Corporate law, which provide that no distribution may be made by a company if, after giving it effect: (1) the company would not be able to pay its debts as they become due in the usual course of business or (2) the company's total assets would be less than the sum of its total liabilities plus amounts needed to satisfy any preferred stock rights. In addition, provided the Preferred Stock issued to the Treasury, described in Note 22 to Consolidated Financial Statements, is held by the Treasury, the Common Stock dividend may not be increased without the consent of the Treasury for three (3) years from the date of the investment by the Treasury. On

February 24, 2009 and March 27, 2009, the Federal Reserve Board issued supervisory guidance to all bank holding companies regarding the payment of dividends as well as stock redemptions and repurchases by bank holding companies. Such guidance expressed the view that the Board of Directors should ensure that dividends are prudent relative to the financial position of the institution and that a bank holding company should inform the Federal Reserve Board in advance of declaring a dividend that exceeds earnings for the period or that could result in a material adverse change to an organization's capital structure. The supervisory guidance further stated that dividends should be eliminated, deferred, or limited if net income from the past four quarters is not sufficient to fund the dividend or if prospective earnings retention is not consistent with capital needs or the condition and future prospects of the institution or if the bank holding company is in danger of not meeting minimum regulatory capital returns.

The following table presents cash dividends declared per share for the last two years:

	2008 Quarters				*2007 Quarters*			
	4th	***3rd***	***2nd***	***1st***	*4th*	*3rd*	*2nd*	*1st*
Cash dividends declared	**$0.28**	**$0.28**	**$0.28**	**$0.28**	$0.27	$0.27	$0.27	$0.27

The dividends paid to shareholders of the Company are funded primarily from dividends received by the Company from the Bank. Reference should be made to Note 15 of the Consolidated Financial Statements for a description of restrictions on the ability of the Bank to pay dividends to the Company.

CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

During the two (2) most recent fiscal years, the Company and the Bank have had no changes in or disagreements with its independent accountants on accounting and financial disclosure matters.

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Salisbury Bancorp, Inc. and Salisbury Bank and Trust Company Board of Directors

Louis E. Allyn II
President,
Allyndale Corporation

John R.H. Blum
Attorney
(retired)

Louise F. Brown
Attorney, Partner,
Ackerly Brown LLP

Richard J. Cantele, Jr.
President and
Chief Operating Officer,
Salisbury Bancorp, Inc.
and Salisbury Bank and
Trust Company

Robert S. Drucker
Proprietor,
Barrington Outfitters

Nancy F. Humphreys
Citigroup New York,
Citibank, as Managing
Director and Treasurer
of Global Corporate
Investment Bank
North America
(retired)

Holly J. Nelson
Tour Operator,
Horses North LLC,
Member in Oblong
Property Management, LLC

John F. Perotti
Chairman and
Chief Executive Officer,
Salisbury Bancorp, Inc.
and Salisbury Bank and
Trust Company

Michael A. Varet
Attorney,
Senior Counsel,
DLA Piper LLP (US),
Presiding Director,
Salisbury Bancorp, Inc.
and Salisbury Bank and
Trust Company

Salisbury Bank and Trust Company Advisory Board

Mary Cooper
Edward O. Heacox
Mary T. Kirby
Eileen M. Mulligan
Jean R. Perotti
Barclay Prindle
Richard Rennia
John P. Tuke

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Officers of Salisbury Bank and Trust Company

John F. Perotti
Chairman and Chief Executive Officer

Richard J. Cantele, Jr.
President and Chief Operating Officer

John F. Foley
Chief Financial Officer and Treasurer

Gerard J. Baldwin
Executive Vice President, Commercial Lending and New Business Development

Todd M. Clinton
Senior Vice President, Chief Technology and Compliance Officer

Diane Farrell
Senior Vice President, Marketing

Diane E. R. Johnstone
Senior Vice President and Trust Officer

Roberta J. Reed
Senior Vice President, Business Development

Geoffrey A. Talcott
Senior Vice President and Chief Lending Officer

Betsy A. Summerville
Senior Vice President, Retail Banking

Doug Cahill
Director of Human Resources

Shelly L. Humeston
Vice President, Administration

Joseph C. Law
Vice President, Commercial Loan Officer

Darrel S. Long
Vice President, Operations

Lana J. Morrison
Vice President and Secretary

Melanie K. Neely
Vice President, Finance

Sharon A. Pilz
Vice President and Trust Officer

Darren Piper
Vice President and Commercial Loan Officer

Amy Raymond
Vice President, Mortgage Origination

Robert Wiseman
Vice President, Trust Operations

Spring J. Bagnall
Assistant Vice President and Branch Administrator, Retail Banking

Robin L. Foley
Assistant Vice President, Loan Origination

Robert J. Lotz
Assistant Vice President, Finance

Karen S. Ralph
Assistant Vice President, Credit Administration

Lisa D. Riley
Assistant Vice President, Loan Servicing

Meredith Tiedemann
Assistant Vice President and Trust Officer

Alton E. Golden
Assistant Branch Manager, Sharon Office, Retail Banking Officer

Michele O. Hanlon
Mortgage Servicing Officer

Kathy Hawley
Finance Officer

Marie E. Tighe
Information Technology Officer

Officers of Salisbury Bancorp, Inc.

John F. Perotti
Chairman and Chief Executive Officer

Richard J. Cantele, Jr.
President and Chief Operating Officer

John F. Foley
Chief Financial Officer, Treasurer and Secretary

Lana J. Morrison
Assistant Secretary

The Branch Managers

Linda F. Decker
Branch Manager and Assistant Treasurer
Sharon Office

Betsy R. Devino
Branch Manager and Retail Banking Officer
Canaan Office

Georgann B. Farnum
Branch Manager
South Egremont Office

Melissa A. S. Galm
Branch Manager
Lakeville Office

Julie Gregory
Branch Manager
Dover Plains Office

Alice C. Kent
Branch Manager
Salisbury Office

Nancy S. Missaggia
Branch Manager
Sheffield Office

the mission statement of Salisbury Bank and Trust Company

Salisbury Bank and Trust Company strives to be the leading community bank in the tri-state area. We are committed to providing professional financial services in a friendly and responsive manner. We are dedicated to being an active corporate citizen in the communities we serve. We will inspire our staff to grow personally and professionally. Our achievement of these goals will continue to assure customer satisfaction, profitability, and enhanced shareholder value.

profile of the corporation

Salisbury Bancorp, Inc. is an independent, publicly-owned banking and financial services company that became the bank holding company for Salisbury Bank and Trust Company on August 24, 1998. The Company's sole subsidiary is Salisbury Bank and Trust Company (Salisbury Bank), which is chartered as a state bank and trust company by the State of Connecticut. Salisbury Bank was formed in 1925 by a merger of the Salisbury Savings Society, founded in 1848, and the Robbins Burrall Trust Company founded in 1874.

A commercial bank with assets of $495,754,160 at December 31, 2008, Salisbury Bank's broad range of services includes an extensive array of deposit services, multiple mortgage products, and various other types of loans designed to meet the needs of its customers. The Bank also has a full-service Trust and Wealth Advisory Division which offers financial planning, trust and estate administration, and investment management services. Salisbury Bank has seven full-service banking offices located in Lakeville, Salisbury, Sharon and Canaan, Connecticut; South Egremont and Sheffield, Massachusetts; and Dover Plains, New York, serving customers primarily from Litchfield County in Connecticut, Dutchess and Columbia Counties in New York, and Berkshire County in Massachusetts.

Salisbury Bancorp's shares are traded on the NYSE AMEX under the symbol "SAL." For more information, call us at 860-435-9801 or visit our website at www.salisburybank.com.

shareholder information

Annual Report

A copy of the Company's 2008 Annual Report on Form 10-K, including the financial statements and the financial statement schedules, may be obtained without charge upon written request to:

John F. Foley
Chief Financial Officer, Treasurer and Secretary
Salisbury Bancorp, Inc.
5 Bissell Street, PO Box 1868
Lakeville, CT 06039-1868

Stock Symbol: Salisbury Bancorp, Inc.'s common stock is traded under the symbol "SAL" on the NYSE AMEX.

Transfer Agent

For shareholder inquiries concerning dividend checks, transferring ownership, address changes or lost or stolen stock certificates, please contact our transfer agent:

Registrar and Transfer Company
10 Commerce Drive
Cranford, NJ 07016
1-800-368-5948
www.rtco.com

Independent Auditors
Shatswell, MacLeod & Company, P.C.
83 Pine Street
West Peabody, MA 01960-3635

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please tell us what you think

Salisbury Bank is very interested in hearing what you have to say about the services we provide and how we can make your banking experience more rewarding.

Please take a minute and share your thoughts by visiting our website and completing our short survey.

Simply go to:
www.salisburybank.com
click on shareholder relations

we appreciate your interaction!

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MA
BERKSHIRE
COLUMBIA
SOUTH EGREMONT
SHEFFIELD
CANAAN
NY
SALISBURY
LAKEVILLE
DUTCHESS
SHARON
LITCHFIELD
CT
DOVER PLAINS

3 states, 7 branches, tri-state service.

Lakeville Office
5 Bissell Street
Post Office Box 1868
Lakeville, CT 06039
860.435.9801

Canaan Office
100 Main Street
Post Office Box 757
Canaan, CT 06018
860.824.5423

Dover Plains Office
5 Dover Village Plaza
Post Office Box 693
Dover Plains, NY 12522
845.877.9850

Salisbury Office
18 Main Street
Post Office Box 407
Salisbury, CT 06068
860.435.9801

Sharon Office
29 Low Road
Post Office Box 7
Sharon, CT 06069
860.364.0500

Sheffield Office
73 Main Street
Post Office Box 1069
Sheffield, MA 01257
413.229.5000

South Egremont Office
51 Main Street
Post Office Box 313
South Egremont,
MA 01258
413.528.5100

Salisbury Trust
Wealth Advisory Services
19 Bissell Street
Post Office Box 1868
Lakeville, CT 06039
860.435.9801

Off-site ATMs

Sharon Hospital
50 Hospital Hill Road
Sharon, CT 06069
Located on the first floor

Geer Village
77 South Canaan Road
Canaan, CT 06018
Located on the first floor

SALISBURY BANK | enriching.

www.salisburybank.com